Exhibit 3

Management's Discussion and Analysis of Results of Operations and Financial Position

For the year ended December 31, 2008

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2008. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2008, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at March 30, 2009. Additional information relating to MID, including the Annual Information Form for 2008, can be obtained on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

MID is a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial properties. Members of the Magna International Inc. ("Magna") group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. MID also has other operations held through a controlling interest in Magna Entertainment Corp. ("MEC"), a separate publicly-traded company at December 31, 2008 with its own board of directors and management team. At December 31, 2008, based on revenues, MEC was North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets. On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. For further details on this filing and MID's participation in the Chapter 11 process, please refer to "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern".

In this MD&A, we refer to the operations over which our Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions as our "Real Estate Business".

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. At December 31, 2008, the Company's operations are segmented between wholly-owned operations (the "Real Estate Business") and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, MID's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors (the "MEC Board") and executive management.

At December 31, 2008, MID controlled 96% of the votes attached to MEC's outstanding stock, representing a 54% equity stake, and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 42% of the Company's consolidated total assets as at December 31, 2008, and 77% of the Company's consolidated revenues from continuing operations for the year ended December 31, 2008. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

As a consequence of MEC's Chapter 11 filing and process, the Company will be evaluating the possibility that it may no longer control MEC or certain of its subsidiaries in subsequent periods.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. Approximately 74% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following table reflects the changes in the average exchange rates during the years ended December 31, 2008 and 2007, as well as the exchange rates as at December 31, 2008 and 2007, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average exchange rates for the year ended December 31,			Exchange rates as at December 31,
	2008	2007	Change	2008	2007	Change
1 Canadian dollar equals U.S. dollars	0.944	0.936	1%	0.826	1.022	(19%	)
1 euro equals U.S. dollars	1.470	1.371	7%	1.394	1.472	(5%	)

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT MATTERS

MEC Liquidity, Chapter 11 Filing and Going Concern

MEC continues to experience operational losses and has incurred net losses (before the amount attributed to the minority interest) of $256.1 million, $68.8 million and $65.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, MEC had a working capital deficiency of $501.5 million and $453.4 million of debt (excluding non-recourse debt of joint venture interests) due in the 12-month period ending December 31, 2009, including (i) $36.5 million under MEC's $40.0 million senior secured revolving credit facility with a Canadian financial institution (the "MEC Credit Facility"), which was scheduled to mature on March 5, 2009, (ii) $125.3 million (including interest) under a fully drawn bridge loan (the "2007 MEC Bridge Loan") from a wholly-owned subsidiary of MID (the "MID Lender"), which was scheduled to mature on March 20, 2009, (iii) $23.7 million (including interest and fees) under the first tranche of a loan (the "2008 MEC Loan") from the MID Lender, which was scheduled to mature on March 20, 2009, (iv) $100.0 million of indebtedness under the Gulfstream Park project financing facility with the MID Lender, which was due to be repaid by March 20, 2009 and (v) $75.0 million of 7.25% convertible subordinated notes due on December 15, 2009 (see "LIQUIDITY AND CAPITAL RESOURCES — MEC"). For further details of the loan facilities with the MID Lender, see "SIGNIFICANT MATTERS — MEC Loans — Amendments and Additional Facilities" and "REAL ESTATE BUSINESS — Loans Receivable from MEC". The Company has not guaranteed any of MEC's debt obligations or other commitments.

Chapter 11 Filing and Process

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

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Under Chapter 11, the Debtors will operate as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court. In light of the DIP Loan discussed below, all of MEC's businesses, including racetracks, alternative gaming operations, XpressBet® and AmTote International, Inc. ("AmTote") are expected to remain functional and continue to conduct business during the Chapter 11 proceedings.

Shortly after the Petition Date, the Debtors began notifying all known current or potential creditors of the Chapter 11 filing. Subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Court has approved payment of certain of the Debtors' pre-petition obligations, including, among other things, employee wages, salaries and benefits and horsemen and customer winnings. The Bankruptcy Code also permits the payment of vendors and other providers in the ordinary course for goods and services received from and after the Petition Date and other business-related payments that arise after the Petition Date and that are necessary to maintain the operation of MEC's businesses.

Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding. The ultimate recovery to MID, as a stockholder of MEC, if any, in the Debtors' Chapter 11 proceedings will likely not be determined until confirmation of a plan of reorganization for MEC. In this regard, however, such a plan is likely to result in MID not receiving any value for its existing MEC stock and in the cancellation of such stock. Furthermore, no assurance can be given as to the treatment the MID Lender's claims will receive in the Debtors' Chapter 11 proceedings, although, as a general matter, secured creditors are entitled to priority over unsecured creditors to the extent of the value of the collateral securing such claims. MID management believes that the MID Lender's claims are adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired.

The filing of the Chapter 11 petitions constituted an event of default under certain of MEC's debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable, subject to the automatic stay of any action to collect, assert, or recover a claim against the Debtors under the applicable Bankruptcy Code provisions.

DIP Loan

In connection with the Debtors' Chapter 11 filing, MID, through the MID Lender, agreed to provide a six-month secured debtor-in-possession financing facility to MEC (the "DIP Loan") in the amount of up to $62.5 million. The DIP Loan, combined with MEC's cash flows from operations, is expected to provide the Debtors with sufficient liquidity to satisfy their obligations associated with the ongoing operation of their businesses during this six-month period.

The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court. An interim order was subsequently entered by the Court on March 13, 2009. The final terms of the DIP Loan will be confirmed and the second tranche of up to $49.1 million will be made available subject to, and upon entry of, a final order of the Court. The hearing on this final order is scheduled for April 3, 2009. Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts. Subject to entry of a final order, a portion of the DIP Loan will be used to fund interest and fees payable to secured creditors, including an estimated $26.2 million to MID.

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Subject to entry of a final order, the DIP Loan will be secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC may request funds to be advanced under the DIP Loan on a monthly basis and such funds must be used in accordance with an approved budget. The terms of the DIP Loan contemplate that MEC will sell all or substantially all of its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

Stalking Horse Bid

Miller Buckfire & Co., LLC ("Miller Buckfire"), MEC's financial advisor and investment banker, will conduct a marketing and sale process for MEC's assets. MID has entered into an agreement with MEC to purchase MEC's relevant interests associated with the following assets (the "Stalking Horse Bid"): Golden Gate Fields; Gulfstream Park, including MEC's interest in The Village at Gulfstream Park™ (a joint venture with Forest City Enterprises, Inc. ("Forest City")); Palm Meadows Training Center and related excess lands; Lone Star Park; AmTote; XpressBet®; and a holdback note associated with MEC's sale of The Meadows in 2006 (the "Meadows Holdback Note"). MID's aggregate offer price for these assets is approximately $195.0 million, with $136.0 million to be satisfied through a credit bid of the MID Lender's existing loans to MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"), $44.0 million in cash and $15.0 million through the assumption of a capital lease. MEC has sought Court approval of the bid and auction procedures for the sale of these assets, and MID's Stalking Horse Bid may be topped by third parties during this auction process. MID will not receive any termination fees if MEC sells any assets to a third party, but may receive reimbursement for its expenses in connection with the Stalking Horse Bid. A hearing on the bid and auction procedures relating to the Stalking Horse Bid assets and MEC's other assets is scheduled for April 3, 2009.

Pursuant to the terms of the Stalking Horse Bid purchase agreement, MID provided a deposit of approximately $18.0 million in the form of a pledge of outstanding indebtedness under the Gulfstream Park project financing facility. In the event that the Stalking Horse Bid purchase agreement is terminated as a result of MID breaching its limited covenants under that agreement, the deposit is forfeited.

MID has not made an offer to purchase any other assets of MEC at this time, although MID will continue to evaluate whether to do so during the course of the Chapter 11 process.

Post-Chapter 11 Operations; Forbearance Agreement

If MID acquires non-racing real estate assets from MEC in the Chapter 11 auction process, MID would retain and develop these assets. Any horseracing or gaming assets acquired by MID would be segregated from MID's real estate business and held in one or more new wholly-owned subsidiaries of MID ("RaceCo"). Subject to the outcome of the Chapter 11 auction process, (a) MID would retain the lands at Golden Gate Fields and Gulfstream Park, the joint venture interest in The Village at Gulfstream Park™, and the Meadows Holdback Note and (b) RaceCo would lease the racing and gaming facilities at Gulfstream Park and Golden Gate Fields from MID pursuant to triple-net leases at fair market rent and would own the relevant interests in Lone Star Park, AmTote and XpressBet™®. If MID acquires the Golden Gate Fields property, it intends to immediately commence seeking all required approvals to develop the property for commercial real estate uses.

On closing of the asset purchases, MID would execute a forbearance agreement providing that, without the prior approval of a majority of the votes of minority holders of MID Class A Shares, MID would not (a) make any further debt or equity investment in, or otherwise give financial assistance to, RaceCo or (b) enter into any transactions with, or provide any services or personnel to, RaceCo, except for (i) the triple-net leases referred to above and (ii) limited administrative and office services. MID would also agree not to enter into any transactions in the horseracing or gaming business except through RaceCo.

By December 31, 2011, MID would either (a) if RaceCo were pro forma profitable and self-sustaining, sell it or spin it off to its shareholders, or (b) otherwise, cease racing and gaming operations at RaceCo and either sell or develop all of RaceCo's remaining assets.

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MID Board Approval

The Board approved the DIP Loan and the Stalking Horse Bid after considering, among other things, a favourable recommendation from a special committee of independent directors (the "MID Special Committee"). The Board received financial advice from GMP Securities L.P. ("GMP") and the Special Committee received financial advice from Blair Franklin Capital Partners Inc., including, in each case, fairness opinions concerning the Stalking Horse Bid. Mr. Frank Stronach (the Company's Chairman and the Chairman and Chief Executive Officer of MEC) did not vote on the matter because of his relationship with MEC.

MEC Stock Exchange Listings

On March 2, 2009, MEC received a letter from the Toronto Stock Exchange (the "TSX") indicating that the Listings Committee of the TSX determined to delist the shares of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") effective at the close of market on April 1, 2009 for failure to meet the continued listing requirements of the TSX, as detailed in Part VII of the TSX Company Manual. In addition, on March 5, 2009, MEC received a staff Determination Letter from the Nasdaq Stock Market ("Nasdaq") indicating that, as a result of MEC's Chapter 11 filing, Nasdaq determined that MEC's securities are to be delisted from Nasdaq. As a result, trading of MEC Class A Stock on Nasdaq will be suspended at the opening of business on April 6, 2009.

MEC as a Going Concern

The results of operations and the financial position of MEC have been included in the Company's consolidated financial statements using the same GAAP as applicable prior to MEC's Chapter 11 filing. Although MEC has filed for relief under Chapter 11 of the Bankruptcy Code, MEC's results of operations and financial position continue to be included in the Company's consolidated financial statements using the going concern concept, which assumes that MEC will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Chapter 11 filing provides MEC with a period of time to stabilize its operations and financial condition and implement a comprehensive financial restructuring, including asset sales. Given these actions and the availability of the DIP Loan, the going concern basis is considered to be appropriate. However, the restructuring of MEC under the protection of Chapter 11 is subject to certain material conditions, some of which are beyond MEC's and MID's control. There is no certainty with regard to how long the Chapter 11 proceedings or the process for the marketing and sale of the Debtors' assets will take, whether the Debtors' restructuring plan will be successful, whether or at what prices the Debtors' assets will be sold, whether the Stalking Horse Bid or any other offer by MID or any third party for the Debtors' assets will materialize or be successful, and as to the outcome of litigation or regulatory proceedings, if any, related to the Chapter 11 proceedings or MID's involvement therein. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of MEC sufficient to allow it to continue as a going concern. Accordingly, MEC's realization of assets and discharge of liabilities is subject to significant uncertainty and substantial doubt exists as to whether MEC will be able to continue as a going concern. If the going concern basis is not appropriate, reductions to the carrying amounts and/or adjustments to the classification of MEC's assets and liabilities will be necessary in the Company's consolidated financial statements. The results of operations and the financial position of MEC included in the Company's consolidated financial statements do not purport to reflect or provide for the consequences of the Chapter 11 filing. In particular, they do not purport to show: (i) as to MEC's assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (ii) as to MEC's pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; or (iii) as to MEC's operations, the effect of any changes that may be made in its business.

The uncertainty regarding MEC's ability to continue as a going concern does not impact the realization of the Company's assets and discharge of its liabilities in the normal course of its Real Estate Business.

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Discussions with MID Shareholders and Reorganization Proposals

Since shortly after the time of the Company's spin-off from Magna in August 2003, certain of the Company's shareholders have expressed different views as to how the Company should be structured, managed and operated. These views have been expressed in a variety of forms, including confidential discussions among the Company and shareholders, formal shareholder proposals, special meeting requisitions and litigation (see "SIGNIFICANT MATTERS — Greenlight Litigation"). The Company has had a controlling equity interest in MEC since the time of the Company's spin-off and the Company's relationship with MEC has been the subject of particular focus in the Company's interactions with its shareholders.

(a)
March 2008 Reorganization Proposal

  On March 31, 2008, MID received a reorganization proposal (the "March 2008 Reorganization Proposal") on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the "Stronach Group"), MID's controlling shareholder. The principal components of the March 2008 Reorganization Proposal are set out in MID's press release dated March 31, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com. The March 2008 Reorganization Proposal was subject to applicable court and shareholder approvals.

  Following the announcement of the March 2008 Reorganization Proposal, certain of the Company's Class A shareholders expressed their opposition to the proposal. Accordingly, in June 2008, at the direction of the MID Special Committee, MID management commenced discussions with a number of MID Class A shareholders, including those shareholders that had supported the March 2008 Reorganization Proposal, in order to develop a consensus on how best to amend and structure the proposed reorganization to achieve the requisite level of shareholder support.

  On August 22, 2008, MID announced that it had retained GMP as a financial advisor to liaise with shareholders in an attempt to develop a consensus on how best to reorganize MID. In October 2008, several MID shareholders sent letters to the MID Special Committee and/or the Board expressing their views as to the process and as to how best to reorganize MID, including dealing with MID's investments in MEC, and one other person that is involved in the U.S. horseracing industry has proposed that MID sell to such person certain of MID's loans to MEC. Many of these letters have been publicly filed with the United States Securities and Exchange Commission (the "SEC"). No consensus was reached with respect to amendments to the March 2008 Reorganization Proposal that would have resulted in a revised proposal that MID would have been asked to put before its shareholders for their consideration, and, on November 7, 2008, MID announced that discussions with shareholders with respect to the March 2008 Reorganization Proposal had effectively terminated.

(b)
November 2008 Reorganization Proposal

  MID continued to work on developing an alternative for its investments in MEC. On November 26, 2008, MID announced that the MID Special Committee had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the "November 2008 Reorganization Proposal"). The principal components of the November 2008 Reorganization Proposal are set out in MID's press release dated November 26, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

  The November 2008 Reorganization Proposal included an additional loan to MEC, as well as amendments to the existing financing arrangements with MEC, all of which were implemented upon announcement of the November 2008 Reorganization Proposal (see "SIGNIFICANT MATTERS — MEC Loans — Amendments and Additional Facilities" for further details).

  As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved. As a result,

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  on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal. The termination of the transaction agreement among MID, MEC and the Stronach Group with respect to the November 2008 Reorganization Proposal resulted in the acceleration of the maturity of various MEC loans, including a new maturity date for the MEC Credit Facility of March 5, 2009, as discussed further below. Accordingly, MID and MEC commenced discussions in February 2009 that resulted in the MEC Chapter 11 filing (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern").

MEC Loans — Amendments and Additional Facilities

In September 2007, following a strategic review, MEC announced a debt elimination plan (the "MEC Debt Elimination Plan") designed to eliminate MEC's net debt by December 31, 2008 and provide funding for MEC's operations through a combination of asset sales and a possible equity issuance. See "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan" for further details.

To address MEC's short-term liquidity concerns and provide it with sufficient time to implement the MEC Debt Elimination Plan, the MID Lender made available in September 2007 the 2007 MEC Bridge Loan with an initial maximum commitment of $80.0 million and a maturity date of May 31, 2008. See "REAL ESTATE BUSINESS — Loans Receivable from MEC — 2007 MEC Bridge Loan" for further details.

MEC was not able to complete asset sales as quickly as originally planned and only generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million was used to make repayments under the 2007 MEC Bridge Loan.

Between May and October of 2008, the maximum commitment available to MEC under the 2007 MEC Bridge Loan was increased to $125.0 million and the maturity date was extended to December 1, 2008. MEC was also permitted to redraw certain amounts that it had previously repaid under the 2007 MEC Bridge Loan. In addition, the deadline for MEC to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings") with the MID Lender was extended to December 1, 2008. Concurrent with these changes to the MEC financing arrangements with the MID Lender, the maturity date of the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC") was extended to November 17, 2008 and, subsequently, to November 28, 2008.

On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan in two tranches. The first tranche of up to $50.0 million (plus costs and fees) was set to mature on March 31, 2009 (accelerated to March 20, 2009 when the transaction agreement for the November 2008 Reorganization Proposal was terminated as discussed above) and was used solely to fund operations, payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, mandatory payments of interest in connection with other of MEC's existing debt, maintenance capital expenditures and capital expenditures required pursuant to the terms of MEC's joint venture arrangements. As a result of MEC's Chapter 11 filing on March 5, 2009, the first tranche of the 2008 MEC Loan was not repaid when due. The second tranche of up to $75.0 million (plus costs and fees) was made available to fund the application by one of MEC's subsidiaries for a Maryland slots licence (the "Slots Application" — see "MAGNA ENTERTAINMENT CORP.") and related matters and the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. The maturity date of the second tranche of the 2008 MEC Loan was initially December 31, 2011, but as a result of the Slots Application not being accepted for consideration (see "MAGNA ENTERTAINMENT CORP."), it was accelerated in accordance with the terms of the loan to May 13, 2009. See "REAL ESTATE BUSINESS — Loans Receivable from MEC — 2008 MEC Loan" for further details of the 2008 MEC Loan.

MID also announced on November 26, 2008 that the MID Lender had agreed to extend the maturity date of the 2007 MEC Bridge Loan to March 31, 2009. At the same time, the MEC Credit Facility was extended to mature on March 16, 2009. The maturity dates for the 2007 MEC Bridge Loan and the MEC Credit Facility were accelerated to March 20, 2009 and March 5, 2009, respectively, when the transaction agreement for the November 2008 Reorganization Proposal was terminated as discussed above. As a result of MEC's Chapter 11 filing on March 5, 2009, neither of these facilities were paid when due.

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Changes to Chief Executive Officer and Board of Directors

On August 8, 2008, MID announced that, following a transition period, John Simonetti would depart as MID's Chief Executive Officer and as a member of the Board. MID paid Mr. Simonetti a bonus of $1.0 million concurrent with his departure (the "CEO Bonus Payment"). On August 14, 2008, MID announced the appointment of Dennis Mills, MID's Vice-Chairman, as MID's Interim Chief Executive Officer and, on October 22, 2008, the Board appointed Mr. Mills as Chief Executive Officer.

On March 27, 2008, MID announced that Senator Rod A. A. Zimmer had been appointed to the Board. On May 7, 2008, Heribert Polzl, who had not previously served on the Board, was appointed to the Board at MID's annual and special meeting of shareholders. On September 29, 2008, MID announced the resignation of John Barnett from the Board. Mr. Barnett had been the Company's Lead Director. On October 22, 2008, MID announced that Franz Deutsch and Benjamin Hutzel had been appointed to the Board, and that Neil Davis had resigned from the Board. In addition, MID announced on that date that Senator Zimmer had been selected by the independent directors as the Company's new Lead Director. On December 5, 2008, MID announced that Lorne Weiss had been appointed to the Board.

Greenlight Litigation

On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight's oppression application against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). The appeal hearing took place in April 2008.

REAL ESTATE BUSINESS

We are the successor to Magna's real estate division, which prior to our spin-off was organized as an autonomous business unit within Magna. The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on shareholders' equity over the long term. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale (see "REAL ESTATE BUSINESS — Real Estate Assets"). In addition, our assets include project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings").

Subject to the significant decline in the level of business received from Magna over the past four years as discussed under "Our Relationship with Magna" below, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.3 million square feet of leaseable area with a net book value of approximately $1.2 billion at December 31, 2008. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

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The Real Estate Business also owns approximately 1,400 acres of land held for future development, consisting of (i) lands held for future industrial expansion, (ii) lands that we had originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands that we have acquired from MEC and for which we intend to seek planning and zoning changes in order to develop mixed-use and residential projects (see "REAL ESTATE BUSINESS — Our MEC-Related Development Activities"). We intend to rezone, develop and/or redevelop our non-industrial properties over the medium- or long-term for our own account or with joint venture partners.

Business and Operations of Magna, Our Principal Tenant

Magna and its subsidiaries are the tenants of all but nine of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

The weighted average lease term to expiry (based on leaseable area) of the Real Estate Business' income-producing portfolio at December 31, 2008, disregarding renewal options, is approximately 7.7 years (December 31, 2007 — 8.4 years; December 31, 2006 — 9.3 years).

Our Relationship with Magna

The Magna group contributes approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.3 million square feet of leaseable area at the end of 2008. Between the end of 1998 and the end of 2008, the total leaseable area of our income-producing property portfolio has increased by approximately 14.9 million square feet (net of dispositions), representing a nine-year compound annual growth rate of 9%.

The level of business MID has received from Magna has declined significantly over the past four years. This decline is primarily due to: pressures in the automotive industry (primarily in North America, although now spreading globally) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the ongoing disputes between the Company and one of its shareholders, Greenlight (see "SIGNIFICANT MATTERS — Greenlight Litigation"). Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight's oppression application appeal has now been dismissed, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at the end of 2008 and we have incurred a net reduction in total leaseable area of approximately 0.2 million square feet since the end of 2006. Between the end of 2004 and the end of 2008, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.6%.

MI Developments Inc.      2008    11

Pressures in the Automotive Industry and Magna Plant Rationalization Strategy

2008 was a difficult year for the global automotive industry, with global economic conditions, including weakening economies and a severe credit crisis, affecting every major automotive market in the second half of 2008. This led to the first annual decline in global automotive sales and production in several years. Furthermore, Magna has stated that, while 2008 was a difficult year for the automotive industry, it expects 2009 to be even worse. As a result, Magna's financial results have been (and Magna predicts at least in the short-term will continue to be) negatively impacted, especially as a result of declines in production and pricing pressures in North America and Western Europe.

Given the concentration of our rental portfolio with the Magna group, a number of trends that have had a significant impact on the global automotive industry in recent years have also had an impact on the Real Estate Business. These trends, many of which considerably intensified over the course of 2008 as a result of negative economic developments, falling consumer confidence and other related factors, include:

•
declining global light vehicle production volumes and sales levels;

•
the restructuring of the global automotive industry and the growing risk of original equipment manufacturer ("OEM") insolvency proceedings;

•
significant government financial intervention in the global automotive and financial services industries;

•
the accelerated deterioration of the financial condition of the automotive supply base and the corresponding increase in Magna's operational and financial exposure as many of these suppliers could become bankrupt, insolvent or cease operations;

•
the continued exertion of significant pricing pressure by OEMs;

•
increasing governmental intervention in the global automotive industry, particularly fuel economy and emissions regulations;

•
increasing government incentives and consumer demand for more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•
the growth of the automotive industry in China, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to certain of these lower cost countries;

•
the growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets; and

•
the continued consolidation of vehicle platforms.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Magna has disclosed that it anticipates North American and Western European vehicle production to continue to decline in 2009 and that it expects to take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

At December 31, 2007, Magna's rationalization strategy included eight facilities under lease from the Company — seven in North America and one in the United Kingdom. Since then, Magna has advised the Company that it intends to close three additional facilities located in North America under lease from the Company. MID management expects that the global automotive industry downturn and challenging economic conditions may result in a broadening of Magna's plant rationalization strategy to include additional MID facilities.

During the first quarter of 2008, MID and Magna agreed to terminate the lease on the property in the United Kingdom (retroactive to May 31, 2007), representing 182 thousand square feet of leaseable area and annualized lease payments of approximately $0.7 million. The highest and best use of this property is residential and the Company is in the process of rezoning the property and seeking approval of its

12    MI Developments Inc.      2008

redevelopment plans. In order to allow the Company to move ahead with the redevelopment, the Company negotiated a termination of the existing lease with Magna, which, at the earliest, would have expired in 2013. In April 2008, the Company paid Magna $2.0 million to terminate the lease.

Also during the first quarter of 2008, MID and Magna agreed to terminate the lease on one of the properties in North America, representing 39 thousand square feet of leaseable area and annualized lease payments of approximately $0.8 million. This lease would have otherwise expired on January 31, 2015. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been recognized by the Real Estate Business in "other gains, net" in the Company's financial statements for the nine months ended September 30, 2008. The Company has re-leased the property to a third-party tenant commencing April 1, 2008 for an initial term expiring on October 31, 2018, with two five-year renewal options thereafter. The new lease also includes an expansion of approximately 10 thousand square feet, which was completed by MID in the fourth quarter of 2008, at which time annualized lease payments of approximately $0.6 million commenced. Under the new lease, the Company is also providing approximately $1.1 million of tenant inducements, including an initial seven-month rent-free period.

The lease for one of the other properties in North America, representing 197 thousand square feet of leaseable area and annualized lease payments of approximately $0.2 million, expired in September 2008. The Company expects to sell this property and so it is included in properties held for sale at December 31, 2008. The property consists of land and a vacant building with an aggregate carrying value of $0.5 million (net of a $0.5 million write-down to the property's estimated net realizable value that was recognized in the second quarter of 2008).

The remaining eight properties under lease from the Company that are included in Magna's announced rationalization strategy have an aggregate net book value of $35.3 million at December 31, 2008. These properties represent 1.2 million square feet of leaseable area with annualized lease payments of approximately $4.7 million, representing 2.8% of MID's annualized lease payments at December 31, 2008. The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2008, disregarding renewal options, is approximately 6.4 years.

Magna continues to be bound by the terms of the lease agreements for these eight properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

Our MEC-Related Development Activities

In December 2004, we participated in the redevelopment of the racing and alternative gaming facilities at Gulfstream Park by providing project financing of up to $115.0 million (subsequently increased in 2006 to up to $162.3 million) plus costs and capitalized interest to the wholly-owned subsidiary of MEC that owns that facility. In July 2005, we participated in the redevelopment of Remington Park's alternative gaming facility by providing project financing of up to $34.2 million plus costs and capitalized interest to the wholly-owned subsidiary of MEC that operates that facility. See "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings" for further details.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205 acre parcel of land located in Bonsall, California. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million, $35.0 million and $24.0 million (including $0.1 million paid in the third quarter of 2008 relating to consideration previously held back), respectively, for these interests and rights. In addition, MID granted MEC a profit participation right in respect of each property, other than the Bonsall property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

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MID currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential and commercial uses and the Howard County property for mixed-use, including office, retail and residential. Approvals are well-advanced for a 288 unit residential development in Palm Beach County, Florida. Significant progress has also been made in the mixed use rezoning of the Howard County lands in Maryland and MID intends to request preliminary site plan approval before the end of 2009. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice. The San Diego County general plan covering the Bonsall lands is expected to accommodate MID's residential development plans.

Real Estate Business — Highlights

(in millions, except number of properties and per share information)	2008	2007	Change
Total revenues	$219.1	$189.5	16%
Rental revenue	$178.6	$167.0	7%
Interest and other income from MEC	$40.5	$22.5	80%
Net income(1)	$132.6	$110.3	20%
Funds from operations ("FFO")(2)	$178.3	$142.2	25%
Diluted FFO per share(2)	$3.82	$2.96	29%
Number of income-producing properties	105	105	—
Leaseable area (sq. ft.)	27.3	27.3	—
Annualized lease payments ("ALP")(3)	$167.7	$177.2	(5%	)
Income-producing property, gross ("IPP")	$1,542.3	$1,670.5	(8%	)
ALP as percentage of IPP	10.9%	10.6%

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Funds From Operations".

(3)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the fiscal year were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the fiscal year (see "GENERAL — Foreign Currencies").

Real Estate Business Results of Operations

Rental Revenue

Rental revenue, year ended December 31, 2007	$167.0
Effect of changes in foreign currency exchange rates	5.2
Contractual rent adjustments	6.9
Completed projects on-stream	2.3
Disposals and vacancies of income-producing properties	(2.2)
Renewals and re-leasing of income-producing properties	(0.5)
Straight-line rent adjustment	0.4
Other	(0.5)

Rental revenue, year ended December 31, 2008	$178.6

14    MI Developments Inc.      2008

Approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $5.2 million positive impact on reported rental revenues, as the U.S. dollar weakened against most foreign currencies (primarily the euro) in which the Real Estate Business operates. Other positive impacts to rental revenues were provided from contractual rent adjustments and completed projects brought on-stream.

The $6.9 million increase in revenue from contractual rent adjustments includes (i) $5.0 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2007 and 2008 on properties representing 8.4 million square feet of leaseable area, (ii) $1.4 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area and (iii) $0.5 million from fixed contractual adjustments on properties representing 3.5 million square feet of leaseable area.

The $2.3 million increase in revenues from completed projects coming on-stream includes (i) $1.3 million from eight Magna-related expansion projects and one third-party expansion project brought on-stream during 2008, representing an aggregate of 154 thousand square feet of leaseable area, and (ii) $1.0 million from 67 thousand square feet of leaseable area brought on-stream in 2007.

Disposals and vacancies during 2007 of 317 thousand square feet of leaseable area reduced rental revenues by $0.6 million in 2008 compared to 2007.

In conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), the Real Estate Business terminated a lease with Magna for 39 thousand square feet of leasable area. This property was subsequently re-leased to a third party with an initial seven-month rent-free period. The vacancy and re-leasing of this property with a rent-free period resulted in a net $0.5 million reduction in revenues, but this was partially offset by a $0.4 million increase in revenues from the straight-line adjustment associated with the new lease.

Four properties became vacant or partially vacant in 2008 upon the expiry of the lease agreements pertaining to 471 thousand square feet of aggregate leaseable area, resulting in a $1.0 million reduction in revenue.

The leases for six Magna properties, representing an aggregate of 883 thousand square feet of leaseable area, were renewed during 2008, resulting in a net $0.6 million reduction in revenues in 2008 compared to 2007. This net decrease was primarily driven by the renewal of a lease for an 89 thousand square foot Magna office building in Michigan at the end of the second quarter of 2008 based on fair market rent, which was lower than the annual rent under the expired lease, resulting in a $0.5 million reduction in revenue.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, increased by $18.0 million from $22.5 million in 2007 to $40.5 million in 2008. The increase is primarily due to a $16.0 million increase in interest and fees earned under the 2007 MEC Bridge Loan established in September 2007 and the increased level of borrowings and arrangement fees under the MEC Project Financing Facilities (defined below under "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings").

General and Administrative Expenses

General and administrative expenses increased by $2.6 million to $26.1 million for 2008 from $23.5 million in the prior year. General and administrative expenses for 2008 include (i) $7.4 million of advisory and other costs incurred in connection with the reorganization proposals and the exploration of alternatives in respect of MID's investments in MEC (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Reorganization Proposals"), (ii) the $1.0 million CEO Bonus Payment and (iii) a net $1.2 million recovery of costs incurred in connection with the Greenlight Litigation (see "SIGNIFICANT MATTERS — Greenlight Litigation"). General and administrative expenses for 2007 include (i) $2.2 million of advisory and other costs in connection with the exploration of alternatives in respect of MID's investments in MEC, (ii) $2.0 million of

MI Developments Inc.      2008    15

costs associated with the Company's contribution of land to a not-for-profit organization to assist Hurricane Katrina redevelopment efforts (the "Hurricane Katrina donation") and (iii) $0.3 million of costs associated with the Company's defence against the Greenlight Litigation. Excluding these items, general and administrative expenses were approximately $18.9 million in each of the years ended December 31, 2007 and 2008.

Foreign Exchange Gains

The Real Estate Business recognized net foreign exchange gains of $1.6 million and $0.7 million in 2008 and 2007, respectively, from the re-measurement of certain foreign currency denominated assets and liabilities. The drivers of such net gains are primarily (i) the re-measurement of certain net current and future tax liabilities of MID subsidiaries having a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID's corporate entity, which has a Canadian functional currency.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 5% to $43.4 million in 2008 compared to $41.5 million in 2007, primarily due to the impact of foreign exchange.

Interest Expense, Net

Net interest expense was $10.2 million in 2008 ($15.2 million of interest expense less $5.0 million of interest income) compared to $8.1 million for 2007 ($15.4 million of interest expense less $7.3 million of interest income). The reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances and there being less cash available for short-term investment.

Write-down of Long-lived Assets

During 2008, one property, consisting of land and a vacant building, was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its estimated net realizable value as a result of the Real Estate Business reclassifying the property from income-producing properties to properties held for sale (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Gain on Disposal of Real Estate

In 2007, the Real Estate Business recognized a $1.5 million gain on the disposal of one property previously held for sale and two income-producing properties in conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Other Gains, Net

The Real Estate Business' "other gains, net" for 2008 includes (i) a $3.9 million gain resulting from a payment received from Magna as a result of the early termination of a lease (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy") and (ii) a $0.1 million currency translation loss. During 2007, the Real Estate Business recognized $7.7 million of net currency translation gains. The currency translation losses and gains for 2008 and 2007, which were previously included in the "accumulated other comprehensive income" component of shareholders' equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In 2008, the Real Estate Business' income tax expense was $11.7 million, representing an effective tax rate of 8.1%, compared to $16.0 million for 2007, representing an effective tax rate of 12.7%.

16    MI Developments Inc.      2008

Revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards previously not recognized (see "CRITICAL ACCOUNTING ESTIMATES — Real Estate Business — Income Taxes"), both driven primarily by the results of tax audits in certain tax jurisdictions, resulted in a $13.4 million income tax recovery being recognized in 2008. The Real Estate Business' income tax expense for 2007 includes (i) $5.4 million of future tax recoveries realized from the reduction in future tax rates (primarily in Canada) and changes in tax legislation in certain countries in which the Real Estate Business operates, (ii) a net $1.1 million current tax recovery primarily due to a favourable tax reassessment received in 2007 in relation to land sold in a prior year and (iii) $0.4 million of income tax expense related to the gain on disposal of real estate.

Excluding the above items and the currency translation gains and losses discussed previously (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Other Gains, Net"), which are not subject to tax, the income tax expense for 2008 was $25.1 million, representing an effective tax rate of 17.4%, compared to $22.1 million for 2007, representing an effective tax rate of 18.9%. This 1.5% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the proportion of income earned in the various tax jurisdictions in which the Real Estate Business operates.

Net Income

Net income of $132.6 million for 2008 increased by 20% compared to net income of $110.3 million for 2007. The $22.3 million increase is due to increases of $29.6 million in revenues and $0.9 million in foreign exchange gains and a $4.3 million reduction in income tax expense, partially offset by increases of $2.6 million in general and administrative expenses, $1.9 million in depreciation and amortization and $2.1 million in net interest expense. Net income was also negatively impacted, compared to the prior year, by a write-down of long-lived assets of $0.5 million recognized in 2008, $3.9 million less of other gains and the $1.5 million gain on disposal of real estate recognized in 2007 (nil in 2008).

Funds From Operations(1)

(in thousands, except per share information)	2008	2007	Change
Net Income	$132,647	$110,311	20%
Add back (deduct):
Depreciation and amortization	43,419	41,541	5%
Future income tax expense	1,700	(864)	N/M
Write-down of long-lived assets	450	—	N/M
Gain on disposal of real estate, net of income tax	—	(1,089)	N/M
Currency translation loss (gain)	105	(7,719)	N/M

FFO	$178,321	$142,180	25%

Basic and diluted FFO per share	$3.82	$2.96	29%

Weighted average number of shares outstanding (thousands)
Basic	46,708	48,073
Diluted	46,708	48,083

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

Net income and FFO for 2008 include a $7.4 million current tax recovery from revisions to estimates of certain tax exposures (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Income Taxes"). Net income and FFO for 2007 include a net $1.1 million current tax recovery primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a previous year.

MI Developments Inc.      2008    17

Excluding the above income tax items and the $3.9 million lease termination fee (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Other Gains, Net") and its related income tax effect, FFO for 2008 was $168.3 million ($3.60 per share), representing a 19% increase from FFO for 2007 of $141.1 million ($2.93 per share). This $27.2 million increase is due to increases of $29.6 million in revenues and $0.9 million in foreign exchange gains and a $1.4 million reduction in current income tax expense (excluding current income taxes associated with disposal gains in 2007), partially offset by increases of $2.6 million in general and administrative expenses and $2.1 million in net interest expense.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2007	$177.2
Effect of changes in foreign currency exchange rates	(16.5)
Vacancies	(1.6)
Renewals and re-leasing of income-producing properties	(1.5)
Contractual rent adjustments	8.4
Completed projects on-stream	2.1
Other	(0.4)

Annualized lease payments, as at December 31, 2008	$167.7

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the fiscal year were in place for an entire year, with rents denominated in foreign currencies being converted into U.S. dollars based on exchange rates in effect at the last day of the fiscal year (see "GENERAL — Foreign Currencies").

During 2008, annualized lease payments decreased by $9.5 million, or 5%, from $177.2 million at December 31, 2007 to $167.7 million at December 31, 2008. The strengthening of the U.S. dollar against the foreign currencies in which the Real Estate Business operates (primarily the Canadian dollar and the euro) led to a $16.5 million reduction in annualized lease payments, while vacancies, renewals and re-leasing of income-producing properties also led to reductions in annualized lease payments.

The vacancy or partial vacancy of four properties, including three properties representing 328 thousand square feet of leaseable area which had been occupied by Magna tenants under leases that expired in 2008 and 143 thousand square feet of leaseable area in relation to a fourth property for which the third-party lease expired in February 2008, resulted in a $1.6 million reduction in annualized lease payments in 2008.

Annualized lease payments were also reduced by net $1.5 million due to renewals and re-leasing, primarily consisting of (i) a $0.3 million reduction upon the termination of a lease with Magna of a property with 39 thousand square feet of leasable area that was re-leased to a third-party tenant at a lower annual rate per square foot (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), (ii) a $1.0 million reduction in connection with the renewal of the lease for an office building in Michigan as discussed previously and (iii) a $0.6 million reduction in connection with the renewal of the lease for a 358 thousand square foot facility in Austria, partially offset by a $0.4 million increase from the leasing of an 84 thousand square foot facility to a third party in 2008, which property was reclassified in 2008 from properties held for sale to income-producing real estate properties.

Partially offsetting these negative contributions were (i) $8.4 million from contractual rent adjustments, including $5.6 million from cumulative CPI-based increases on properties representing 8.2 million square feet of leaseable area, $1.5 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area and $1.3 million from fixed contractual adjustments on properties representing 3.5 million square feet of leaseable area, and (ii) $2.1 million from the completion of eight Magna-related expansion projects and one third-party expansion project in 2008, which added an aggregate of 154 thousand square feet of leaseable area.

18    MI Developments Inc.      2008

The annualized lease payments by currency at December 31, 2008 and December 31, 2007 were as follows:

	December 31, 2008		December 31, 2007
euro	$73.4	44%	$72.5	41%
Canadian dollar	49.8	30	59.6	34
U.S. dollar	42.9	25	43.1	24
Other	1.6	1	2.0	1

	$167.7	100%	$177.2	100%

Real Estate Business Statement of Cash Flows

Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $169.8 million in 2008 compared to $142.2 million in 2007. The increase is due to a $22.3 million increase in net income that was net of a $5.3 million increase in the net reduction to net income from non-cash items (see note 20 to the consolidated financial statements).

Changes in non-cash balances generated $1.9 million of cash in 2008 compared to $6.7 million of cash provided in 2007 (see note 20 to the consolidated financial statements).

Investing Activities

During 2008, the Real Estate Business, through the MID Lender, advanced $126.7 million to MEC and certain of its subsidiaries under the 2007 MEC Bridge Loan, MEC Project Financing Facilities and 2008 MEC Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). The Real Estate Business also spent $20.9 million on real estate property expenditures. These cash outflows were partially offset by $31.5 million of repayments under the 2007 MEC Bridge Loan and MEC Project Financing Facilities.

Financing Activities

During 2008, the Real Estate Business paid dividends of $28.0 million (see "DIVIDENDS") and repaid $0.4 million of long-term debt related to mortgages payable on two income-producing properties.

Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	December 31, 2008	December 31, 2007
Income-producing real estate properties	$1,186.9	$1,324.7
Properties held for development	213.2	226.3
Properties under development	1.2	9.5
Properties held for sale	0.5	1.4

Real estate properties, net	$1,401.8	$1,561.9

Income-Producing Properties

At December 31, 2008, the Real Estate Business had 105 income-producing properties, representing 27.3 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and

MI Developments Inc.      2008    19

Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at December 31, 2008 was as follows:

	Book Value	Percent of Total
Canada	$364.9	31%
Austria	359.6	30
U.S.	235.3	20
Germany	122.8	10
Mexico	72.9	6
Other countries	31.4	3

	$1,186.9	100%

Properties Held for Development

The Real Estate Business had approximately 1,400 acres of land held for development at December 31, 2008 and 2007, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.

Properties Under Development

At December 31, 2008, the Real Estate Business had three minor projects under development: one in each of Canada, the United States and Austria. These projects commenced in 2008 and will add an aggregate of nine thousand square feet of leaseable area to the Real Estate Business' income-producing portfolio. The total anticipated cost of these projects is approximately $3.3 million, of which $1.2 million had been incurred at December 31, 2008.

Loans Receivable from MEC

2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide the 2007 MEC Bridge Loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) to MEC through a non-revolving facility. The 2007 MEC Bridge Loan, together with a $20.0 million private placement to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Stronach, of MEC Class A Stock, which closed in October 2007 (the "FEL Equity Investment"), was intended to provide short-term funding to MEC as it sought to implement the MEC Debt Elimination Plan (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan").

The 2007 MEC Bridge Loan proceeds could only be used by MEC in accordance with the MEC Debt Elimination Plan and were available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the 2007 MEC Bridge Loan and the MEC Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the 2007 MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements MEC has with each of Forest City and Caruso Affiliated ("Caruso").

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007). On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.5% at December 31, 2008).

Given that the sale of MEC assets under the MEC Debt Elimination Plan had taken longer than originally contemplated, the maturity date of the 2007 MEC Bridge Loan was extended during 2008 from May 31, 2008 to March 31, 2009. In addition, the maximum commitment under the 2007 MEC Bridge Loan was increased

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from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been previously repaid during 2008 from proceeds of asset sales (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland (see "MAGNA ENTERTAINMENT CORP."). As a result of the November 2008 Reorganization Proposal not proceeding (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Reorganization Proposals — November 2008 Reorganization Proposal"), the maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern"), the 2007 MEC Bridge Loan was not repaid when due.

The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also receives a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC. The interest rates and fees reflected MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's financial condition and the security package for the 2007 MEC Bridge Loan.

At December 31, 2008, $125.4 million (including interest receivable) was outstanding under the fully drawn 2007 MEC Bridge Loan. On the date MEC filed for Chapter 11 protection, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million.

MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

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In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Reorganization Proposals — November 2008 Reorganization Proposal"), such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern"), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million.

Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007). Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During 2008,

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$3.4 million ($7.4 million cumulative to date) of such payments were made. During 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during 2008.

At December 31, 2008, there were balances of $171.0 million and $25.0 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively. On the date MEC filed for Chapter 11 protection, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively.

2008 MEC Loan

On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Reorganization Proposals — November 2008 Reorganization Proposal"), MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment of $125.0 million (plus costs and fees). The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan has been made available through two tranches of a non-revolving facility.

(a)
Tranche 1

  Tranche 1 in the amount of up to $50.0 million (plus costs and fees) may be used by MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of MEC's joint venture arrangements with Forest City and Caruso. Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the November 2008 Reorganization Proposal not proceeding, such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern"), Tranche 1 of the 2008 MEC Loan was not repaid when due.

  In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan. The MID Lender also receives a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan are capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

  At December 31, 2008, $23.7 million (including interest receivable and capitalized costs and fees) was due under Tranche 1 of the 2008 MEC Loan. Subsequent to year-end a further $27.5 million was advanced under Tranche 1 of the 2008 MEC Loan. On the date MEC filed for Chapter 11 protection, the balance outstanding under the fully drawn Tranche 1 of the 2008 MEC Loan was $51.8 million.

(b)
Tranche 2

  Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund the application by MEC's subsidiary Laurel Park for a Maryland slots licence and related matters and construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

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  At December 31, 2008, Tranche 2 of the 2008 MEC Loan had not been made available. In February 2009, MEC's subsidiary, Laurel Park, submitted the Slots Application and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that MEC's Slots Application was not accepted for consideration (see "MAGNA ENTERTAINMENT CORP."). Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan. In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. On the date MEC filed for Chapter 11 protection, the balance outstanding under Tranche 2 of the 2008 MEC Loan was $0.7 million.

  The initial maturity date of Tranche 2 was December 31, 2011, which was accelerated in accordance with the terms of the loan to May 13, 2009 as a result of the Slots Application not being accepted for consideration. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern"), there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

The provision of the MEC Project Financing Facilities, MEC Bridge Loan and the 2008 MEC Loan, as well as all changes thereto, were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendations of the Special Committee and its own review and consideration of the MEC Project Financing Facilities, the 2007 MEC Bridge Loan and the 2008 MEC Loan, as well as all changes thereto, the Board unanimously approved the transactions (excluding Messrs. Stronach and Mills, who (at the applicable times) did not vote because of their relationships with MEC).

Real Estate Business Supplementary Quarterly Financial Data (Unaudited)
(in thousands, except per share information)

Year Ended December 31, 2008	March 31	June 30	September 30	December 31	Total
Total revenues	$54,035	$55,299	$55,312	$54,495	$219,191
Rental revenue	$45,927	$46,656	$45,149	$40,843	$178,575
Interest and other income from MEC	$8,108	$8,643	$10,163	$13,652	$40,566
Net income(1)	$30,984	$26,268	$42,821	$32,574	$132,647
FFO(1)	$43,897	$38,960	$52,912	$42,552	$178,321
Basic and diluted FFO per share(1)	$0.94	$0.84	$1.13	$0.91	$3.82
Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708

Year Ended December 31, 2007	March 31	June 30	September 30	December 31	Total
Total revenues	$44,758	$46,082	$47,316	$51,391	$189,547
Rental revenue	$39,896	$41,000	$41,924	$44,188	$167,008
Interest and other income from MEC	$4,862	$5,082	$5,392	$7,203	$22,539
Net income(1)	$23,671	$21,492	$27,413	$37,735	$110,311
FFO(1)	$34,203	$31,282	$37,292	$39,403	$142,180
Basic and diluted FFO per share(1)	$0.71	$0.64	$0.77	$0.84	$2.96
Diluted shares outstanding	48,414	48,419	48,332	47,249	48,083

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

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MAGNA ENTERTAINMENT CORP.

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Oregon and Ebreichsdorf, Austria. In addition, MEC operated a racetrack in Michigan until November 2007 and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. At December 31, 2008 based on revenues, MEC was North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages seven thoroughbred racetracks, one standardbred (harness racing) racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Also, MEC previously managed the thoroughbred and standardbred racing at Magna Racino™, but a local operator is now managing meets at that facility. Three of the racetracks owned or operated by MEC (Gulfstream Park, Remington Park and Magna Racino™) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, Dubai, Germany and the United Kingdom, and a European account wagering service known as MagnaBet™.

On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern").

On November 4, 2008, Maryland voters approved the proposed state constitutional amendment authorizing the State to issue up to five video lottery licences for the installation and operation of up to 15,000 video lottery terminals ("VLTs") for the purpose of raising revenue for education. In February 2009, one of MEC's subsidiaries that owns and operates Laurel Park submitted the Slots Application and subsequently placed the initial licence fee of $28.5 million in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission (the "Commission") that MEC's Slots Application was not accepted for consideration. The Commission stated that the Slots Application did not meet certain minimum requirements set out in the bidding process as it had been submitted without payment of the initial licence fee of $28.5 million. In March 2009, the Commission denied a bid protest filed by one of MEC's subsidiaries with respect to its decision and the Circuit Court for Anne Arundel County ruled that the requirement to pay the initial licence fee was not unconstitutional. MEC is considering all of its legal options with respect to this matter, and has filed various legal actions to protect its interests in the appropriate forums in the State of Maryland.

Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a content management company formed for distribution of the full breadth of MEC's and CDI's horseracing content. In addition to making horseracing content available for both MEC and CDI, TrackNet Media also makes such content available for third parties, including racetracks, off-track betting facilities, casinos and advance deposit wagering companies, and purchases horseracing content from third parties to be made available through MEC's and CDI's respective outlets. The TrackNet Media arrangement also involves the exchange by MEC and CDI of their respective horseracing signals such that CDI's racing content is available for wagering through MEC-owned tracks and simulcast-wagering facilities and through MEC's advance deposit wagering platform, XpressBet®, and MEC's racing content is similarly available for wagering through CDI tracks and off-track betting facilities and through CDI-owned advance deposit wagering platforms. A separate joint venture with CDI, "HRTV, LLC", also involves the ownership by each of MEC and CDI of 50% shares in HorseRacing TV® ("HRTV®"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV® is currently distributed to more than 16 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry.

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To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID (see "REAL ESTATE BUSINESS — Our MEC-Related Development Activities"), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to its racetracks, MEC's real estate portfolio includes a residential development in Austria. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized lands surrounding, or adjacent to, certain of MEC's premier racetracks.

MEC and Forest City are the members of a joint venture formed pursuant to a May 2005 Limited Liability Company Agreement. The joint venture contemplates the development of The Village at Gulfstream Park™, a 60-acre master-planned lifestyle destination, which will offer shops, destination retailers, signature restaurants, entertainment options and a residential live/work environment on a portion of the Gulfstream Park property. The groundbreaking for Phase 1 of this project occurred in June 2007. MEC has also entered into definitive operating agreements with certain affiliates of Caruso regarding the proposed mixed use development of approximately 51 acres surrounding Santa Anita Park, though construction has not yet commenced due to a legal challenge from Westfield Corporation ("Westfield"), a developer of a neighbouring parcel. Westfield has challenged the manner in which the entitlement process for such development has proceeded and, on May 16, 2007, commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. The first hearings on the merits of the petitioners' claims were heard in May 2008. On July 23, 2008, the court issued a tentative opinion in favour of the petitioners in part, concluding that eleven parts of the final environmental impact report were deficient. On September 29, 2008, the court heard the respondents' motion to vacate the tentative opinion and to enter a new and different decision. That motion was denied and the court declared its tentative opinion to be its final decision. The respondents are working to amend and supplement the environmental impact report in an attempt to cure the eleven defects. Accordingly, development efforts may be delayed or suspended.

MEC Debt Elimination Plan

On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability. As discussed further below, these initiatives include relinquishing MEC's racing licence in Romulus, Michigan, terminating MEC's development plans for Dixon, California, ceasing horseracing for its own account at Magna Racino™ at the close of the 2007 meet and the listing for sale of certain real estate properties. MEC also announced that it had retained Greenbrook Capital Partners Inc. ("Greenbrook") to conduct a strategic review of its operations. The strategic review was led by Greenbrook's Senior Partner, Mr. Tom Hodgson, a former President and Chief Executive Officer of MEC (from March 2005 to March 2006).

On September 13, 2007, following the strategic review, MEC announced the details of the MEC Debt Elimination Plan, which was designed to eliminate MEC's net debt, including amounts owed to the MID Lender under the 2007 MEC Bridge Loan and the MEC Project Financing Facilities, by generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC. The MEC Debt Elimination Plan also included the FEL Equity Investment. The closing of the FEL Equity Investment occurred on October 29, 2007, upon which date FEL purchased 444,444 shares of MEC Class A Stock at a price per share of $45.00 (such amounts adjusted to reflect the reverse stock split completed by MEC in 2008 — see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

MEC was not able to complete asset sales as quickly as originally planned nor was MEC able to achieve proceeds of disposition as high as originally contemplated. To date, MEC has generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million has been used to make repayments under the 2007 MEC Bridge Loan.

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Upon completion of Greenbrook's strategic review in September 2007, MEC entered into a consulting agreement with Greenbrook pursuant to which Greenbrook assisted with the implementation of the MEC Debt Elimination Plan by providing consulting services. Mr. Tom Hodgson was responsible for carrying out Greenbrook's obligations under the consulting agreement, which was terminated in February 2009.

Pursuant to a consulting agreement between MID and MEC, which required MEC to reimburse MID for its expenses, MID management provided assistance to MEC in implementing the MEC Debt Elimination Plan. In February 2009, such consulting agreement was terminated.

MEC initially announced its intention to sell real estate properties situated in the following locations: Dixon, California; Ocala, Florida; Porter, New York; Aventura and Hallandale, Florida, both adjacent to Gulfstream Park; Anne Arundel County, Maryland, adjacent to Laurel Park and Ebreichsdorf, Austria, adjacent to the Magna Racino™. The Porter, New York, and Ebreichsdorf, Austria properties have been sold, with MEC using the net sales proceeds to repay debt, including an aggregate of $21.5 million of repayments under the 2007 MEC Bridge Loan. At December 31, 2008, MEC was marketing the Dixon property for sale and had listed it with a real estate broker. The real estate market in which the Dixon, California property is located has worsened considerably since MEC originally listed the property for sale. As a result of this continued deterioration of the Northern California real estate market, MEC recorded a write-down of $10.1 million in 2008 related to this property, which represented the excess of the carrying value of the asset over the estimated net realizable value. At December 31, 2008, MEC did not have the Aventura and Hallandale, Florida or the Anne Arundel County, Maryland properties listed for sale.

On August 12, 2008, MEC announced that it had entered into an agreement to sell approximately 489 acres of excess real estate located in Ocala, Florida to Lincoln Property Company and Orion Investment Properties, Inc. for a purchase price of $16.5 million cash, subject to a 90-day due diligence period in favour of the purchasers. On November 3, 2008, MEC announced that the prospective purchasers had terminated the agreement. At December 31, 2008, MEC was still intending to sell the Ocala property and had re-initiated its marketing efforts.

As part of the MEC Debt Elimination Plan, MEC announced its intention to sell the following racetracks: Great Lakes Downs in Michigan; Remington Park, a horseracing and gaming facility located in Oklahoma City; Thistledown in Ohio; and its interest in Portland Meadows in Oregon. In July 2008, MEC completed the sale of Great Lakes Downs for net proceeds of $4.5 million, which were used to partially repay the 2007 MEC Bridge Loan. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain assets and in October 2007, the U.S. investment bank began marketing Remington Park and Thistledown for sale. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets at December 31, 2008.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property at December 31, 2008. In June 2003, the Oregon Racing Commission (the "ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows. In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the instant racing regulations. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Administrative Law Judge issued a proposed order that supported the installation and operation of instant racing machines at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. In May 2008, MEC filed a petition with the Oregon Court of Appeal for judicial review of the order of the ORC and a decision is expected in the second quarter of 2009. Based primarily on the ORC's order to reject the recommendation, MEC recorded a write-down of long-lived assets of $3.1 million in 2008 relating to the instant racing terminals and the build-out of the instant racing facility. In addition, MEC recorded an additional impairment charge of $4.1 million in 2008 to reflect a decline in the estimated net realizable value of the Portland Meadows long-lived assets below their carrying value.

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The original MEC Debt Elimination Plan did not contemplate the sale of MEC's Austrian assets (except for the excess real estate in Ebreichsdorf discussed above). However, in the first quarter of 2008, MEC committed to a plan to sell certain Austrian assets, including Magna Racino™ and other lands in Ebreichsdorf, Austria and certain excess lands located in Oberwaltersdorf, Austria. At December 31, 2008, MEC had undertaken a program to sell these Austrian assets and had engaged a sales agent to market these properties. MEC recognized a write-down of long-lived assets of 27.6 million euros ($41.1 million) in 2008 in relation to these Austrian assets, which represented the excess of the carrying value of the assets over the estimated net realizable value. On March 5, 2009, one of MEC's subsidiaries entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria for a purchase price of approximately 4.6 million euros ($5.7 million). The closing of the transaction is expected to occur during the second quarter of 2009 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals.

The real estate properties located in Dixon, California, Ocala, Florida and Oberwaltersdorf, Austria have been classified as MEC's "assets held for sale" at December 31, 2008. The operations of Remington Park, Thistledown, Portland Meadows, Magna Racino™ and Great Lakes Downs, have been presented as MEC's "discontinued operations" at December 31, 2008, given that all of these operations met the criteria under GAAP for classification as "discontinued operations" at December 31, 2008. Comparative periods presented have been restated to reflect the results of these assets held for sale and discontinued operations on a consistent basis.

On November 5, 2008, MEC announced that it had engaged Miller Buckfire as its financial advisor and investment banker to review and evaluate various strategic alternatives, including additional asset sales, financing and balance sheet restructuring opportunities. MEC also announced that, as a result of the negative impact the weak real estate and credit markets have had on its ability to sell non-core assets, MEC intended to work with Miller Buckfire to develop and execute a plan to sell, or enter into joint ventures with respect to, one or more of its core racetracks in order to strengthen its balance sheet and liquidity position.

As a result of MEC's Chapter 11 filing, the MEC Debt Elimination Plan has been superseded by the asset sales process that will be conducted by Miller Buckfire on behalf of MEC (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern").

MEC Results of Operations

Basis of Presentation

The following discussion is based on MEC's results of operations included in MID's consolidated statements of income (loss) for the years ended December 31, 2008 and 2007.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because four of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie and Pimlico Race Course) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. Many other factors have a significant impact on MEC's racetrack revenues, including, but not limited to: the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities; attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet® and MagnaBet™ systems; the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

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Set forth below is a list of MEC's total live race days by racetrack for the years ended December 31, 2008 and 2007.

	2008	2007
Continuing Operations Racetracks:
Santa Anita Park(1)	77	85
Gulfstream Park	89	88
Golden Gate Fields	127	98
Laurel Park(2)	134	148
Lone Star Park	96	99
Pimlico Race Course(2)	31	31
The Meadows	209	205

	763	754

Discontinued Operations Racetracks:
Thistledown	121	136
Remington Park	117	119
Portland Meadows	60	75
Great Lakes Downs(3)	—	98
Magna Racino TM(4)	14	25

	312	453

Total	1,075	1,207

(1)
Excludes The Oak Tree Meet, which is hosted by the Oak Tree Racing Association at Santa Anita Park and consisted of 26 days in 2008 compared to 31 days in 2007.

(2)
MJC consists of Laurel Park and Pimlico Race Course.

(3)
Great Lakes Downs ceased operations after the meet ended in November 2007 and was sold on July 16, 2008.

(4)
In 2008, a local operator managed the live race meet at Magna Racino™ for its own account.

In 2008, MEC operated its racetracks classified as continuing operations for 763 live race days, which is nine more live race days than in 2007. As discussed further below, this increase was primarily driven by an increase in live race days at Golden Gate Fields, partially offset by reductions in live race days at Santa Anita Park and Laurel Park.

MEC's total revenues from continuing operations for 2008 were $595.9 million, including $586.5 million from racing and gaming operations and $9.4 million from other operations. This compares to revenues of $619.6 million in 2007, which include $611.4 million from racing operations and $8.2 million from other operations.

The revenue decrease of $24.9 million, or 4%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Maryland operations being $16.1 million lower than in the prior year, primarily due to 14 fewer live race days at Laurel Park with a planned change in the racing calendar, lower handle and wagering on the 2008 Preakness® and lower average daily attendance and handle at both Laurel Park and Pimlico;

•
revenues in MEC's California operations being $11.5 million lower than in the prior year, primarily due to the net loss of eight live race days at Santa Anita Park due to heavy rain and track drainage issues with the new synthetic racing surface that was installed in the fall of 2007. Accordingly, attendance declined in January and February 2008 resulting in lower wagering activity in the current year. In addition, although Golden Gate Fields was awarded 29 additional live race days in 2008 compared to the prior year, revenues were still lower, particularly in the first quarter, as simulcasting wagering was negatively impacted by the loss of live race days at Santa Anita Park, which is a popular simulcasting signal at Golden Gate Fields;

MI Developments Inc.      2008    29

•
revenues in MEC's Northern U.S. operations being $2.9 million lower than in the prior year, primarily due to lower average daily attendance and handle at The Meadows; and

•
revenues in MEC's Southern U.S. operations being $2.5 million lower than in the prior year, primarily due to three fewer live race days and lower average daily attendance and handle at Lone Star Park;

partially offset by revenues in MEC's Florida operations being $7.9 million higher than in the prior year, primarily due to the offering of simulcasting after the live race meet ended, which was not available in the prior year, and increased slot and poker revenues (poker was not offered daily at Gulfstream Park until July 2007).

The $1.2 million increase in revenues from other operations in 2008 compared to the prior year is primarily due to a 0.8 million euro ($1.2 million) sale of real estate in Oberwaltersdorf, Austria to Fontana Immobilien GmbH.

Purses, Awards and Other

Purses, awards and other expenses decreased by $5.6 million, or 2%, to $283.2 million in 2008 from $288.8 million in 2007, primarily due to the reasons provided above for the decline in revenues from MEC's racing and gaming operations. As a percentage of gross wagering and gaming revenues, purses, awards and other expenses increased marginally from 61% in 2007 to 62% in 2008.

Operating Costs

Operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs increased by $0.8 million to $272.7 million in 2008 compared to $271.9 million in the prior year, primarily due to:

•
a $2.7 million increase in costs in MEC's California operations, primarily due to additional live race days at Golden Gate Fields; and

•
an $8.4 million increase in predevelopment and pre-opening costs, driven primarily by a $3.7 million increase in legal costs relating to the protection of MEC's content distribution rights, a $3.1 million increase in costs incurred in the pursuit of alternative gaming opportunities, and a $2.6 million increase in costs incurred to evaluate financing alternatives, partially offset by $0.9 million of costs incurred in 2007 related to MEC's unsuccessful campaign for voter approval of a proposed Dixon Downs development;

partially offset by:

•
a $4.5 million decrease in the proportion of PariMax operating costs included in MEC's results of operations, primarily due to the formation of the HRTV LLC joint venture in April 2007 with CDI (see "MAGNA ENTERTAINMENT CORP.") as well as cost reductions at AmTote as a result of a reduction in revenues, partially offset by increased marketing costs at XpressBet®;

•
a $3.3 million decrease in costs in MEC's Florida operations as a result of cost reduction initiatives; and

•
lower costs associated with housing units sold at MEC's Austrian residential housing development.

As a percentage of total revenues, operating costs increased from 44% in 2007 to 46% in 2008, primarily due to the reduction in revenues discussed previously.

General and Administrative Expenses

MEC's general and administrative expenses decreased by $8.5 million, or 12%, to $59.3 million in 2008 compared to $67.8 million in 2007. The decrease is primarily attributable to several of MEC's racetracks, as well as its corporate office, incurring lower general and administrative expenses as a result of cost reduction initiatives and reduced severance costs in the current year compared to the prior year. As a percentage of total revenues, general and administrative expenses decreased from 11% in 2007 to 10% in 2008, primarily due to the cost reductions and reduced severance costs, partially offset by lower revenues.

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Foreign Exchange Gains and Losses

MEC recognized net foreign exchange losses from the re-measurement of certain foreign currency denominated assets and liabilities of $0.8 million in 2008 and $0.1 million in 2007. In particular, the $0.8 million loss in 2008 was driven primarily by a $0.7 million loss by one of MEC's wholly-owned subsidiaries having a Canadian functional currency and a U.S. dollar denominated intercompany liability to another one of MEC's wholly-owned subsidiaries having a U.S. dollar functional currency.

Depreciation and Amortization Expense

Depreciation and amortization increased by $5.8 million, or 15%, from $39.4 million in 2007 to $45.2 million in 2008, primarily due to increased depreciation (i) on phase two of the slots facility at Gulfstream Park and (ii) at Santa Anita Park and Golden Gate Fields with the installation of new synthetic racing surfaces in the fall of 2007.

Interest Expense, Net

MEC's net interest expense increased by $23.6 million, or 45%, to $75.5 million in 2008 compared to $51.9 million in 2007. The increase in net interest expense is primarily attributable to (i) increased amounts outstanding under the 2007 MEC Bridge Loan and the Gulfstream Park project financing facility and (ii) increased fees related to changes to the 2007 MEC Bridge Loan, Gulfstream Park project financing facility and MEC Credit Facility.

Write-down of Long-lived and Intangible Assets

MEC recorded a total charge of $125.8 million in 2008 in relation to write-downs of long-lived and intangible assets of MJC, Golden Gate Fields, Lone Star Park and The Meadows and real estate held for sale in Dixon, California. In 2008, MJC, Golden Gate Fields, Lone Star Park and The Meadows experienced lower average daily attendance and wagering activity compared to previous years. MEC's 2009 business plans for these operations reflected reductions in estimated future cash flows based on lower expectations for growth and profitability resulting primarily from the significant downturn in the economy. Based on these impairment indicators, the long-lived and intangible assets were tested for recoverability and, based on this analysis, impairment charges were recorded relating to (a) the entire amount of $47.8 million of MJC's racing licence, (b) the entire amount of $34.4 million of Lone Star Park's racing licence, (c) the entire amount of $27.7 million of Golden Gate Fields' racing licence and (d) $1.1 million of fixed assets used in the operation of The Meadows. In addition, impairment charges of $2.0 million at MJC and $2.8 million at Golden Gate Fields were required relating to development projects that were determined unlikely to have any future benefit and, as a result of significant weakness in the Northern California real estate market, a $10.1 million write-down was required with respect to the real estate property held for sale in Dixon, California (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). During 2007, MEC recognized a non-cash impairment charge of $1.3 million in connection with the sales plan relating to real estate in Porter, New York (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"), representing the excess of the carrying value of this property over its fair value, less estimated selling costs.

Gain on Disposal of Real Estate

During 2008, MEC recognized a gain of $24.3 million on the sale of 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and a gain of $0.1 million in relation to adjustments (relating to an environmental holdback) to the proceeds on the sale of its interests and rights in a 205 acre parcel of land located in Bonsall, California to MID in 2007 (see "REAL ESTATE BUSINESS — Our MEC-Related Development Activities"). During 2007, MEC recognized a gain of $48.8 million on the sale of its interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million (see "REAL ESTATE BUSINESS — Our MEC-Related Development Activities").

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Other Gains (Losses), Net

On closing of the sale of The Meadows in November 2006, MEC deferred $5.6 million of the transaction gain related to the estimated future operating losses over the term of the racing services agreement that MEC entered into simultaneously with the closing of the sale transaction. Effective January 1, 2008, The Meadows entered into a new operating agreement with the local horsemen that MEC management expects will reduce the operating losses at The Meadows over the term of the new horsemen's agreement that expires on December 31, 2009. Accordingly, the revised estimate of operating losses over the remaining term of the racing service agreement resulted in $2.0 million of previously deferred gains being recognized in 2008 in MEC's "other gains (losses), net". "Other gains (losses), net" reported under the MEC segment for 2008 also include a $0.4 million dilution loss recorded by the Company in association with shares of MEC Class A Stock issued pursuant to stock-based compensation arrangements (see "MID CONSOLIDATED RESULTS OF OPERATIONS — Other Gains (Losses), Net") and a nominal gain recorded by the Company in association with fractional shares of MEC Class A Stock redeemed pursuant to MEC's reverse stock split completed in 2008 (see "LIQUIDITY AND CAPITAL RESOURCES — MEC"). For 2007, the MEC segment's results include a $3.5 million dilution loss related to the Company's equity investment in MEC as a result of the FEL Equity Investment (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — FEL Equity Investment in MEC") and the issuance by MEC of shares of MEC Class A Stock issued pursuant to stock-based compensation arrangements (see "MID CONSOLIDATED RESULTS OF OPERATIONS — Other Gains (Losses), Net").

Income Taxes

MEC recorded an income tax recovery of $30.4 million on a loss before income taxes and minority interest of $240.4 million for 2008 compared to an income tax recovery of $4.0 million on MEC's loss before income taxes and minority interest of $56.2 million in 2007. The income tax recovery in 2008 primarily represents the reversal of future tax liabilities as a result of the write-downs of intangible assets in certain U.S. operations, partially offset by income tax expense recognized in certain of MEC's U.S. operations. The income tax recovery in 2007 primarily relates to the income tax benefit of consolidating AmTote's operations into MEC's consolidated tax position in 2007, as well as the release of valuation allowances on tax losses used in 2007 and applied to gains recognized on land sales. The income tax recovery for 2007 also includes a $1.3 million recovery resulting from the de-recognition of certain future tax liabilities associated with MEC's interest and rights in two real estate properties sold to MID in 2007 (see "REAL ESTATE BUSINESS — Our MEC-Related Development Activities"). These tax recoveries in 2007 were partially offset by income tax expense recognized in certain of MEC's U.S. operations.

Discontinued Operations

Discontinued operations for 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™ (see "SIGNIFICANT MATTERS — MEC Debt Elimination Plan"). As disclosed in note 4 to the consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $46.1 million in 2008 compared to $16.6 million in 2007. MEC's loss from discontinued operations for 2008 includes (i) a $48.3 million write-down of long-lived assets related to Magna Racino™ ($41.1 million) and Portland Meadows ($7.2 million) and (ii) a $0.5 million gain on the disposition of Great Lakes Downs, both as discussed further under the heading of "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan". MEC's loss from discontinued operations for 2008 is also net of a $3.1 million tax recovery from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions. The Company recognized a minority interest recovery of $21.3 million for discontinued operations in 2008 compared to $7.1 million in 2007, resulting in a loss from discontinued operations of $24.8 million in 2008 compared to a loss of $9.5 million in 2007.

32    MI Developments Inc.      2008

Net Loss

MEC had a net loss of $137.7 million in 2008 compared to $18.8 million in 2007. These results include dilution gains and losses and the minority interest impact as detailed later in the MD&A under "MID CONSOLIDATED RESULTS OF OPERATIONS". The $118.9 million increase in MEC's net loss is primarily driven by (i) the $172.8 million increase in write-downs of long-lived and intangible assets, partially offset by the related income tax and minority interest recoveries and (ii) a $24.3 million reduction in disposal gains.

MEC Statement of Cash Flows

Operating Activities

MEC used $80.0 million of cash in operations before changes in non-cash balances in 2008 compared to $63.0 million in 2007. The $17.0 million increase in cash used is due to the $103.5 million increase in the loss from continuing operations being driven by a $86.5 million increase in the net contribution to losses from non-cash items (see note 20 to the consolidated financial statements).

In 2008, changes in non-cash balances used $8.7 million of cash compared to $4.9 million of cash generated in the prior year (see note 20 to the consolidated financial statements).

Investing Activities

During 2008, MEC generated $34.2 million of cash from the disposal of real estate properties and fixed assets, while $42.9 million was spent on real estate property and fixed asset additions, including $14.0 million of capital expenditures incurred under the joint venture arrangement between MEC and Forest City (see "MAGNA ENTERTAINMENT CORP."), $7.9 million on the installation of synthetic racing surfaces, primarily at Santa Anita Park, $7.0 million on capital improvements, $4.4 million on the Gulfstream Park redevelopment, $2.7 million on equipment terminals at AmTote primarily related to new totalisator service contracts, $1.9 million on the Gulfstream Park casino facilities and $5.0 million on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and PariMax operations. MEC also spent $3.5 million on other asset additions.

Financing Activities

During 2008, MEC generated $148.1 million of cash from the issuance of debt, including a $0.2 million net increase in bank indebtedness, advances from the MID Lender of $104.7 million and $22.5 million, net of related costs, under the 2007 MEC Bridge Loan and 2008 MEC Loan, respectively (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"), $16.2 million of additional long-term debt incurred under the joint venture arrangement between MEC and Forest City and $4.5 million from other long-term debt. These cash inflows were partially offset by the repayment of $40.8 million of long-term debt, including $26.0 million under the 2007 MEC Bridge Loan from net proceeds from asset sales, $1.9 million under the Gulfstream Park project financing facility and $12.9 million of other long-term debt.

MEC Real Estate Properties

MEC owns a significant real estate portfolio. MEC characterizes this real estate according to the following categories:

	December 31, 2008	December 31, 2007
Revenue-producing racetrack properties	$650.3	$637.8
Under-utilized racetrack real estate	76.1	76.1
Revenue-producing non-racetrack properties	2.1	4.1

Real estate properties, net	$728.5	$718.0

Included in MEC's under-utilized racetrack real estate is land adjacent to certain of MEC's racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park and Pimlico Race Course. MEC's revenue-producing non-racetrack real estate includes its Austrian residential development.

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MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions relate to the consolidated operating results for the Company, which is comprised of its Real Estate Business and its controlling interest in MEC for the 2008 fiscal year. For a more detailed discussion of the fiscal 2008 operating results of the Real Estate Business and MEC, refer to the discussions under "REAL ESTATE BUSINESS — Real Estate Business Results of Operations" and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations", respectively.

Revenues

Consolidated revenues in 2008 decreased by $12.1 million, or 2%, to $774.5 million compared to $786.6 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $11.6 million or 7% in 2008 compared to the prior year, primarily as a result of contractual rent adjustments and the impact of changes in foreign exchange rates. MEC's revenues decreased by $23.7 million, or 4%, to $595.9 million in 2008 compared to $619.6 million in the prior year, primarily due to an aggregate 25 fewer live race days at Santa Anita Park, MJC and Lone Star Park and lower handle, wagering and average daily attendance at MJC, The Meadows and Lone Star Park.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $125.2 million to $901.4 million in 2008 from $776.2 million in the prior year. Operating costs and expenses in the Real Estate Business increased by $6.2 million, or 9% to $78.6 million in 2008 compared to $72.4 million in 2007, due to (i) increases discussed previously of $2.6 million in general and administrative expenses, $1.9 million in depreciation and amortization and $2.1 million in net interest expense and (ii) a $0.5 million write-down of long-lived assets, partially offset by a $0.9 million increase in foreign exchange gains.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the loan facilities between MEC and the MID Lender) increased by $122.2 million to $822.0 million in 2008 compared to $699.8 million in 2007 due to increases of $0.8 million in operating costs, $0.7 million in foreign exchange losses, $5.8 million in depreciation and amortization, $4.6 million in net interest expense and $124.5 million in write-downs of long-lived and intangible assets, partially offset by reductions of $5.6 million in purses, awards and other costs and $8.6 million in general and administrative expenses.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Our MEC-Related Development Activities") from the consolidated results of operations resulted in a $0.8 million increase in consolidated operating costs and expenses in 2008 compared to an increase of $4.0 million in 2007.

Gain on Disposal of Real Estate

As discussed previously, MEC recognized a gain of $24.3 million on the sale of excess real estate to a subsidiary of Magna in the first nine months of 2008. During 2007, the Real Estate Business recognized a $1.5 million gain on the disposal of two income-producing properties and one property previously held for sale.

Other Gains (Losses), Net

During 2008, the Company recorded $5.4 million of other net gains, including (i) a $3.9 million gain resulting from the early termination of a lease with Magna, (ii) a $0.1 million currency translation loss recognized by the Real Estate Business, (iii) $2.0 million of previously deferred gains in relation to MEC's sale of The Meadows in November 2007 being recognized into income, (iv) a $0.4 million dilution loss recorded by the Company in relation to its equity investment in MEC as a result of MEC's issuance of approximately 22 thousand shares (adjusted to reflect the MEC reverse stock split — see "LIQUIDITY AND CAPITAL RESOURCES — MEC") of MEC Class A Stock pursuant to stock-based compensation arrangements and (v) a nominal gain recorded by the Company in association with fractional shares of MEC Class A Stock redeemed pursuant to MEC's reverse stock split. During 2007, the Company recorded $4.2 million of other net gains, consisting of a net $7.7 million

34    MI Developments Inc.      2008

currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations and a $3.5 million dilution loss related to the Company's equity investment in MEC as a result of MEC's issuance of 444,444 shares of MEC Class A Stock in conjunction with the FEL Equity Investment (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and approximately 11 thousand shares of MEC Class A Stock pursuant to stock-based compensation arrangements (such amounts adjusted to reflect the reverse stock split completed by MEC in 2008).

Income Taxes

The Company recorded an income tax recovery of $18.7 million in 2008 against a $97.2 million loss from continuing operations before income taxes and minority interest. By comparison, the Company recorded an income tax expense of $13.4 million in 2007 against $16.2 million of income from continuing operations before income taxes and minority interest. To better understand the Company's income taxes, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Income Taxes" and "Magna Entertainment Corp. — MEC Results of Operations — Income Taxes".

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $97.1 million in 2008 compared to a recovery of $42.9 million in 2007. The $54.2 million increase in the minority interest recovery is due to (i) the $138.6 million increase in MEC's loss from continuing operations before dilution gains and losses and minority interest (excluding gains on disposal of real estate, and related taxes, to the Real Estate Business, which are not subject to a minority interest adjustment) in 2008 compared to the prior year and (ii) an increase in the minority interest's ownership percentage of MEC to 46% in 2008 compared to 42% in the prior year, primarily due to the FEL Equity Investment in October 2007 (see "Magna Entertainment Corp. — MEC Debt Elimination Plan").

Discontinued Operations

As discussed previously, MEC had a $24.8 million loss from discontinued operations in 2008 compared to $9.5 million in 2007 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Discontinued Operations"). Including the impact of eliminating the transactions between the Real Estate Business and MEC's discontinued operations, the consolidated loss from discontinued operations is $21.9 million for 2008 compared to $6.3 million for 2007.

Net Income

The Company had a net loss of $3.2 million in 2008 compared to net income of $39.5 million in 2007. The $42.7 million decrease in net income is comprised of the $118.9 million increase in MEC's net loss, partially offset by (i) the $22.3 million increase in the Real Estate Business' net income and (ii) the $1.8 million increase to consolidated net income in 2008, relating to the impact of eliminating the transactions between the Real Estate Business and MEC, compared to a $52.1 million reduction to consolidated net income in 2007.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility"). During 2008, the maturity date of the MID Credit Facility was extended from December 21, 2008 to January 21, 2009. In January 2009, the maturity date was extended to December 18, 2009, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at the London Interbank Offered Rate ("LIBOR") or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. The MID Credit Facility contains negative and affirmative financial and operating covenants. At December 31, 2008, the Company had no borrowings under the MID Credit Facility, but the Company had issued letters of credit totalling $0.2 million.

MI Developments Inc.      2008    35

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount (the "Debentures"). The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At December 31, 2008, all of the Debentures remained outstanding.

The outstanding long-term debt in the Real Estate Business at December 31, 2008 was $221.9 million, which is comprised of $216.5 million of the Debentures and $5.4 million of mortgages payable on two properties. In January 2009, one of the two mortgages payable, with a balance of $3.2 million at December 31, 2008, matured and was repaid in full. The remaining mortgage payable has a maturity date of January 1, 2011.

At December 31, 2008, the Real Estate Business' debt to total capitalization ratio was 12%. Management believes that, subject to the current capital market disruptions, the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business generated funds from operations of $178.3 million in 2008 and at December 31, 2008 had cash and cash equivalents of $122.4 million and shareholders' equity of $1.6 billion. At December 31, 2008, the Real Estate Business was in compliance with all of its debt agreements and related covenants.

MEC

For details of MEC's loan facilities with the MID Lender, see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern — DIP Loan".

During 2008, the maturity date of the MEC Credit Facility was extended from March 31, 2008 to March 16, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Reorganization Proposals — November 2008 Reorganization Proposal"), such maturity date was accelerated to March 5, 2009. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5.0% or LIBOR plus 6.0%. Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At December 31, 2008, MEC had borrowed $36.5 million under the MEC Credit Facility and had issued letters of credit totalling $3.4 million, such that $0.1 million was unused and available. At December 31, 2008, MEC was not in compliance with one of the financial covenants contained in the MEC Credit Facility agreement. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern"), no waiver was obtained, nor was the MEC Credit Facility repaid on March 5, 2009. At the Petition Date, MEC had borrowings of $38.0 million and had issued letters of credit totalling $1.9 million under the MEC Credit Facility.

At December 31, 2007, MEC's wholly-owned subsidiary AmTote had three financing arrangements with a U.S. financial institution: (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan facility (the "AmTote Term Loan") and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the "AmTote Equipment Term Loan"). The AmTote Credit Facility, AmTote Term Loan and AmTote Equipment Term Loan were scheduled to mature on May 1, 2008, May 11, 2011 and May 11, 2012, respectively, but on April 30, 2008, the maturity dates were amended to May 30, 2008 for the AmTote Credit Facility and May 30, 2009 for both term loan facilities. On May 30, 2008, the AmTote Credit Facility was fully repaid and terminated. Borrowings under the AmTote Term Loan and the AmTote Equipment Term Loan bear interest at LIBOR plus 3.0% per annum. Both term loan facilities are collateralized by a first charge on AmTote's assets and a pledge

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of the stock of AmTote. At December 31, 2008, $2.3 million was outstanding under each of the two term loans ($4.6 million in aggregate). As a result of the amendments to the maturity dates, amounts outstanding under the two term loans are reflected in MEC's "long-term debt due within one year" on the Company's consolidated balance sheet at December 31, 2008. At the Petition Date, MEC had borrowings of $2.1 million under each of the two term loans ($4.2 million in aggregate).

Two of MEC's subsidiaries, which are part of MJC, are party to secured term loan facilities with a U.S. financial institution, with one of the facilities bearing interest at LIBOR plus 2.6% per annum with a maturity date of December 1, 2013 (the "Floating-Rate Facility"), and the other facility bearing interest at 7.7% per annum with a maturity date of June 7, 2017 (the "Fixed-Rate Facility"). The Fixed-Rate Facility has an interest rate adjustment clause that resets to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% on June 7, 2012. At December 31, 2008, these two facilities were fully drawn with $5.8 million and $2.8 million outstanding under the Floating-Rate Facility and Fixed-Rate Facility, respectively. Both loan facilities are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC. In addition, one of MEC's subsidiaries, Pimlico Racing Association, Inc., has a revolving term loan facility with the same U.S. financial institution that permits the prepayment of outstanding principal without penalty. This facility matures on December 1, 2013, bears interest at LIBOR plus 2.6% per annum and is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of MJC. On August 5, 2008, the revolving term loan facility was amended to reduce the maximum undrawn availability from $7.7 million to $4.5 million. At December 31, 2008, MEC had borrowings of $4.1 million under this facility. At December 31, 2008, MEC was not in compliance with certain financial covenants contained in these three facilities. As a result of MEC's Chapter 11 filing on March 5, 2009, no waiver was obtained for these violations. Consequently, all amounts outstanding under these three facilities at December 31, 2008 are included in "long-term debt due within one year, net" on the Company's consolidated balance sheet. At the Petition Date, MEC had borrowings of $5.8 million and $2.8 million outstanding under the Floating-Rate Facility and Fixed-Rate Facility, respectively, and had borrowings of $4.5 million outstanding under the revolving term-loan facility.

One of MEC's European subsidiaries, included in discontinued operations, is party to a term loan facility with a European financial institution, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2.5% per annum (amended in 2008 from EURIBOR plus 2.0% per annum). On April 11, 2008, MEC used 7.5 million euros of the net proceeds from the sale of excess real estate in Ebreichsdorf, Austria (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") to permanently repay a portion of this term loan facility. At December 31, 2008, MEC had borrowings of 6.0 million euros ($8.4 million) under this facility, which is repayable in two instalments of 2.5 million euros and 3.5 million euros on June 30, 2009 and December 31, 2009, respectively (amended in 2008 from the previous requirement that the term loan facility be fully repaid by December 31, 2008). The MEC European subsidiary is not a debtor in MEC's Chapter 11 filing.

Another of MEC's European subsidiaries was party to a bank term loan facility with a European financial institution of up to 3.5 million euros, which facility was fully repaid when it expired on July 31, 2008.

MEC's wholly-owned subsidiary, The Santa Anita Companies, Inc. ("SAC"), which owns and operates Santa Anita Park, has a $7.5 million revolving loan under its existing credit facility and a $67.5 million secured term loan with a U.S. financial institution, which are both scheduled to mature on October 31, 2012. The revolving loan must be fully repaid for a period of 60 consecutive days during each year. The term loan requires monthly principal repayments of $375 thousand. At December 31, 2008, MEC had outstanding interest rate swap contracts in connection with SAC's term loan facility, entered into on each of March 1, 2007, April 27, 2007 and July 26, 2007, with each contract being effective on October 1, 2007 and fixing the rate of interest at 7.0%, 7.1% and 7.2% per annum, respectively, to October 8, 2009 on a notional amount per contract of $10.0 million. Additionally, on October 4, 2007, MEC entered into an interest rate swap contract, with an effective date of October 8, 2009, which fixes the rate of interest at 7.2% per annum to October 31, 2012 on a notional amount of $23.4 million. The revolving loan and term loan are guaranteed by MEC's wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated ("LATC"), and are collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC. Borrowings under the revolving loan and term loan bear

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interest at the U.S. prime rate and LIBOR plus 2.0%, respectively. The term loan contains cross-default provisions with the MEC Credit Facility. At December 31, 2008, MEC had borrowings of $3.0 million under the revolving loan and $61.9 million was outstanding under the fully drawn term loan. At December 31, 2008, MEC was not in compliance with certain financial covenants contained in these loan agreements. As a result of MEC's Chapter 11 filing on March 5, 2009, no waiver was obtained for this violation. Consequently, all amounts outstanding under these loan agreements at December 31, 2008 are included in "long-term debt due within one year, net" on the Company's consolidated balance sheet. At the Petition Date, MEC had borrowings of $3.9 million and $61.1 million under the revolving loan and term loan, respectively.

In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes due December 15, 2009 at par. The unsecured notes are convertible at any time at the option of the holder into shares of MEC Class A Stock at a conversion price of $170.00 per share (adjusted from $8.50 per share for MEC's reverse stock split discussed below), subject to adjustment under certain circumstances. At December 31, 2008, and at the Petition Date, all of the notes remained outstanding.

In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes due June 15, 2010 at par. The unsecured notes are convertible at any time at the option of the holder into shares of MEC Class A Stock at a conversion price of $141.00 per share (adjusted from $7.05 per share for MEC's reverse stock split discussed below), subject to adjustment under certain circumstances. At December 31, 2008, and at the Petition Date, all of the notes remained outstanding.

On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the SEC and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). At the time the U.S. Registration Statement was declared effective by the SEC and the Canadian Prospectus received a final receipt from the Canadian Securities Commissions, MEC was able to offer up to $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. Due to a decrease in MEC's market capitalization since the U.S. Registration Statement became effective, MEC is no longer able to offer for sale on a primary basis MEC Class A Stock in the U.S. under the U.S. Registration Statement, but retains the ability to issue from time to time rights, warrants or options and the underlying MEC Class A Stock obtainable upon exercise of such securities. Given MEC's Chapter 11 filing on March 5, 2009, it is not possible to determine at the date of this MD&A whether MEC will be able to utilize this shelf registration statement in the future.

On February 12, 2008, MEC received notice from Nasdaq advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), MEC had until August 11, 2008 to regain compliance with the minimum bid price required for the continued listing of the MEC Class A Stock on Nasdaq, as set forth in Nasdaq Marketplace Rule 4450(a)(5). MEC received this notice because the bid price of its publicly held MEC Class A Stock closed below the $1.00 per share minimum for 30 consecutive business days prior to February 12, 2008. In order to provide MEC with flexibility in addressing market-related issues affecting its capitalization and to address the Nasdaq continuous listing requirements, MEC's Board of Directors adopted a resolution, approved by MEC stockholders on May 6, 2008, to amend MEC's Certificate of Incorporation to permit a one-time reverse stock split of MEC's Class A Stock and MEC Class B Stock, prior to May 6, 2009, in any whole number consolidated ratio from 1:10 to 1:20. Effective July 22, 2008, MEC completed a reverse stock split of its Class A Stock and Class B Stock utilizing a 1:20 consolidation ratio. On August 5, 2008, MEC received notice from Nasdaq that it had regained compliance with the minimum bid continued listing requirement and the matter had been closed. As a result of the reverse stock split, every 20 shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively. The reverse stock split affects all shares of common stock, stock options and convertible securities of MEC outstanding prior to the effective date. The 58.6 million outstanding shares of MEC Class A Stock (4.4 million of which were held by MID) and 58.4 million outstanding shares of MEC Class B Stock (all of which were held by MID) were reduced to 2.9 million shares of MEC Class A Stock (0.2 million of which are held by MID) and 2.9 million shares of MEC Class B Stock (all of which continue to be held by MID), respectively. Because the reverse stock split applies to all issued shares of MEC Class A Stock and MEC Class B Stock, it did not alter the relative rights and preferences of MID's interest in MEC, nor did it affect MID's proportionate equity or voting interest in MEC, except to the extent the reverse stock split resulted in fractional shares being cashed out.

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At December 31, 2008, MEC had cash and cash equivalents of $22.4 million, bank indebtedness of $39.5 million and shareholders' equity and minority interest totalling $112.1 million. On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title II of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. For further discussion of MEC's liquidity, see "SIGNIFICANT MATTERS — MEC Loans — Amendments and Additional Facilities" and "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern".

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MID have evaluated the effectiveness of MID's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, MID's disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Report on Internal Control Over Financial Reporting

MID's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for MID. Under the supervision and with the participation of MID's Chief Executive Officer and Executive Vice-President and Chief Financial Officer, management conducted an evaluation of the effectiveness of MID's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that MID's internal control over financial reporting was effective as of the Evaluation Date.

Ernst & Young LLP, an independent licensed public accounting firm, who audited and reported on MID's consolidated financial statements for the year ended December 31, 2008 included in MID's annual report for fiscal 2008, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on MID's internal control over financial reporting as of the Evaluation Date. The attestation report is at the front of the financial statements included in MID's annual report for fiscal 2008.

Limitation of Scope of Design of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MID have limited the scope of their design of MID's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of proportionately consolidated joint venture entities in which MEC holds an interest. For further details relating to such joint venture entities, please refer to note 13(d) to the consolidated financial statements.

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Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in MID's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which MID made its most recent previous interim filing and ended on December 31, 2008 that have materially affected, or are reasonably likely to materially affect, MID's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

MID's management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that MID's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

The Company has made commitments for future payment of long-term debt, including capital lease obligations, obligations under operating and facility leases and construction commitments. At December 31, 2008, future payments, including interest payments, under these contractual obligations, excluding obligations between the Real Estate Business and MEC, were as follows:

(in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Real Estate Business:
Mortgage obligations	$3,520	$346	$1,863	$—	$—	$—	$5,729
Debentures	13,242	13,242	13,242	13,242	13,242	258,609	324,819
Construction and development project commitments	3,151	—	—	—	—	—	3,151

	19,913	13,588	15,105	13,242	13,242	258,609	333,699

MEC(1):
Long-term debt(2)	112,471	1,497	1,452	1,597	1,597	23,865	142,479
Note obligations	93,263	156,413	—	—	—	—	249,676
Operating and facility leases(3)	5,102	4,172	2,594	1,756	1,669	23,361	38,654
Construction and development project commitments	2,115	—	—	—	—	—	2,115

	212,951	162,082	4,046	3,353	3,266	47,226	432,924

Consolidated	$232,864	$175,670	$19,151	$16,595	$16,508	$305,835	$766,623

(1)
MEC's schedule of future payments does not reflect the impact of any of MEC's obligations being accelerated as a result of MEC's Chapter 11 process or being stayed while MEC proceeds with its Chapter 11 process (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern"), but does reflect the acceleration of certain of MEC's debt obligations as a result of certain covenant violations at December 31, 2008 (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

(2)
Long-term debt includes capital lease obligations. MEC's racetrack and associated land under capital lease at Lone Star Park at Grand Prairie is included in the Grand Prairie Metropolitan Utility and Reclamation District ("GPMURD"). Lone Star Park entered into an agreement with GPMURD whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. Lone Star Park incurred $1.8 million of such payments in relation to this arrangement in 2008. The Lone Star Park capital lease has an imputed interest rate of 8.5%, matures on April 1, 2027 and is collateralized by the buildings and improvements at Lone Star Park.

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(3)
Operating and facility lease obligations do not include contingent lease payments and primarily represent obligations for premises and totalisator and other equipment under lease, rental or service agreements. Contingent lease payments are typically dependent on handle, revenues, live race days and other factors.

In addition to the letters of credit issued under the MID Credit Facility and MEC Credit Facility, the Company had $3.8 million (Real Estate Business — $2.6 million; MEC — $1.2 million) of letters of credit issued with various financial institutions at December 31, 2008 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various of its construction projects. At December 31, 2008, these indemnities amounted to $6.3 million, with expiration dates through 2010.

The Company has not guaranteed any of MEC's debt obligations or other commitments.

For further discussion of commitments, contractual obligations and contingencies, refer to notes 1, 2, 3, 4, 10, 11, 12, 18, 23 and 24 to the consolidated financial statements and "LIQUIDITY AND CAPITAL RESOURCES".

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a further understanding of these arrangements, refer to note 24 to the consolidated financial statements. There were no material changes in the Company's off-balance sheet arrangements during 2008.

RELATED PARTY TRANSACTIONS

For a discussion of the Company's transactions with related parties, please refer to notes 1, 3 and 23 to the consolidated financial statements and the sections in this MD&A entitled "SIGNIFICANT MATTERS" and "REAL ESTATE BUSINESS — Loans Receivable from MEC".

FOURTH QUARTER

See footnotes 4, 5 and 7 in the section entitled "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA" for details of items occurring in the fourth quarter that had a significant impact on the consolidated results of the Company.

OUTSTANDING SHARES

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company was authorized, from October 8, 2007 to October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation for cash consideration of $52.1 million (Cdn. $31.13 per share on a weighted average basis) under these programs. The price that MID paid for shares purchased pursuant to the bids was the market price at the time of acquisition. No shares were purchased for cancellation in 2008.

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 14 to the consolidated financial statements.

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DIVIDENDS

In 2008, the Company declared a quarterly dividend with respect to each of the three-month periods ended December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008 in the amount of $0.15 per Class A Subordinate Voting Share and Class B Share. Subsequent to December 31, 2008, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended December 31, 2008, which will be paid on or about April 15, 2009 to shareholders of record at the close of business on March 31, 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Company's significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Real Estate Business and MEC

Long-lived Assets

The Company's most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, capitalized interest and indirect costs wholly attributable to development. The carrying values of the Company's long-lived assets (including real estate properties and fixed assets) not held for sale are evaluated whenever events or changes in circumstances present indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows, on a going concern basis. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals and/or estimated net sales proceeds, on a going concern basis, from pending offers, is charged to operations in the period in which such impairment is determined by management.

When properties are classified by the Company as available for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. Net realizable value is determined based on discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over the estimated useful life of the building, which typically ranges from 20 to 40 years.

Accounting estimates related to long-lived assets, and the impairment assessments thereof, are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment charge could have a material impact on the Company's results of operations and financial position.

As a consequence of MEC's Chapter 11 filing and process, the carrying values of MEC's long-lived assets will be tested for recoverability in subsequent periods as events or changes in circumstances occur that may indicate impairment of such carrying values.

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Stock-based Compensation

Compensation expense for stock options is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus for MID and in minority interest for MEC. The contributed surplus balance is reduced as MID options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yield, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of management's control. Because the outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the stock options granted. For further details, refer to note 17 to the consolidated financial statements.

Real Estate Business

Lease Accounting and Revenue Recognition

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The Real Estate Business' leases, both with Magna and third-party tenants (the "Leases"), are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Real Estate Business' classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may otherwise differ from reported amounts.

Income Taxes

The Real Estate Business uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

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The Real Estate Business conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Real Estate Business' operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Real Estate Business' effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation, (iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

MEC

Impairment of Intangible Assets

MEC's most significant intangible assets are racing licences, which represent the value attributed to licences to conduct race meets acquired through MEC's racetrack acquisitions. Racing licences are intangible assets that meet the definition of indefinite life intangibles and are not subject to amortization but are evaluated for impairment on an annual basis or when impairment indicators are present. Racing licence impairment is assessed based on a comparison of the fair value on an individual reporting unit's racing licence to its carrying value. An impairment write-down to fair value occurs if estimated discounted cash flows from operations, on a going concern basis, less carrying charges for contributory assets assumed to be owned by third parties, is less than the carrying amount of the racing licence.

Accounting estimates related to intangible assets, and the impairment assessments thereof, are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on MEC's results of operations and financial position.

Future Income Tax Assets

At December 31, 2008 and 2007, MEC's continuing operations had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. The realizability of MEC's future tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, there could be a material impact on MEC's tax expense or recovery and on the amount of MEC's future tax assets reported on the Company's consolidated balance sheets.

As a consequence of MEC's Chapter 11 filing and process, certain tax planning strategies currently contemplated to realize the benefit of MEC's future tax assets may require re-evaluation. As a result, the realization of MEC's future tax assets is subject to increased measurement uncertainty.

Revenue Recognition

A significant component of MEC's revenues is generated from racing and gaming operations. Revenues generated from horseracing are recorded on a daily basis and are recognized gross of purses, stakes and awards, as well as pari-mutuel wagering taxes. Gaming revenues represent the net win earned on slots wagers. Net win is the difference between wagers placed and winning payouts to patrons, and is recorded at the time wagers are made. Non-wagering revenues include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales are recognized upon shipment or acceptance of the equipment by the customer

44    MI Developments Inc.      2008

depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services are recognized when earned based on the terms of the service contract. Revenues from food and beverage and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts which are recorded ratably over the racing season. Revenues from sponsorship and rental fees are recorded ratably over the terms of the respective agreements or when the related event occurs. Revenues from the sale of MEC's residential development inventory are recognized when title passes to the purchaser and collection is reasonably assured.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Recently Adopted Accounting Pronouncements

The Canadian Institute of Chartered Accountants (the "CICA") issued three standards in December 2006 in Handbook Section 1535, "Capital Disclosures", Handbook Section 3862, "Financial Instruments — Disclosure" ("CICA 3862"), and Handbook Section 3863, "Financial Instruments — Presentation" ("CICA 3863"). The CICA also amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include going concern requirements. These new standards were required to be adopted by the Company effective January 1, 2008. During the fourth quarter of 2008, the CICA issued amendments regarding the reclassification of certain financial assets to CICA 3862, CICA 3863 and Handbook Section 3855, "Financial Instruments — Recognition and Measurement". For further details of the impact of the Company's adoption of these pronouncements, refer to note 1 to the consolidated financial statements.

Transition of Canadian Generally Accepted Accounting Principles ("Canadian GAAP") to International Financial Reporting Standards ("IFRS")

In April 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, during the third and fourth quarters of 2008, management undertook a detailed review of the implications of MID having to report under IFRS and also examined the alternative available to MID, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using United States generally accepted accounting principles ("U.S. GAAP"), as permitted by the Canadian Securities Administrators' National Instrument 51-102, "Continuous Disclosure Obligations".

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company's reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company's industry comparables, (iii) the financial reporting needs of the Company's market participants, including shareholders, lenders, rating agencies and market analysts, and (iv) the current reporting standards in use by, and local reporting needs of, MID's material foreign subsidiaries, including MEC.

As a result of this analysis, management has determined that MID will adopt U.S. GAAP as its primary basis of financial reporting no later than the annual reporting requirements for fiscal 2009 on a retrospective basis. This transition will include the following:

  •
  Financial statements and MD&A issued by the Company in reporting periods within fiscal years 2009 (and related 2008 comparatives) and 2010 will require a reconciliation of U.S. GAAP reported results to Canadian GAAP for material differences.

  •
  Any interim filings issued under Canadian GAAP in fiscal 2009 prior to the first filing using U.S. GAAP will be restated and re-filed using U.S. GAAP.

  •
  The Company's annual financial statements for the year ended December 31, 2008 include certain additional disclosures required by U.S. GAAP, as applicable to such reporting period, so as to reduce the impact of adopting U.S. GAAP on the Company's 2009 interim filings.

MI Developments Inc.      2008    45

Management has already commenced its planning and implementation of this transition and does not anticipate that the adoption of U.S. GAAP will have a material change on the Company's accounting policies, financial results (except for the reporting differences disclosed in note 25 to the consolidated financial statements) or current debt covenants, nor is such adoption anticipated to require significant changes to the Company's existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems.

Other Accounting Pronouncements and Developments

Please refer to note 26 to the consolidated financial statements for a further discussion of new accounting standards which have not yet been adopted due to delayed effective dates.

SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA

(in thousands, except for per share information)

Years Ended and As At December 31,	2008	2007	2006
Revenues:
Real Estate Business	$219,141	$189,547	$184,782
MEC(1),(2)	595,910	619,623	573,822
Eliminations(3)	(40,566)	(22,539)	(29,249)

	$774,485	$786,631	$729,355

Income (loss) from continuing operations:
Real Estate Business(4)	$132,647	$110,311	$98,510
MEC(1),(2),(5),(6)	(112,879)	(9,279)	1,291
Eliminations(3)	(1,085)	(55,269)	(3,626)

	$18,683	$45,763	$96,175

Net income (loss):
Real Estate Business(4)	$132,647	$110,311	$98,510
MEC(2),(5),(6),(7)	(137,692)	(18,762)	(38,135)
Eliminations(3)	1,829	(52,040)	(505)

	$(3,216)	$39,509	$59,870

Total assets:
Real Estate Business	$1,890,946	$1,944,833	$1,767,764
MEC	1,086,900	1,259,868	1,255,681
Eliminations(3)	(397,297)	(297,048)	(203,522)

	$2,580,549	$2,907,653	$2,819,923

Total debt:
Real Estate Business	$221,922	$274,712	$232,935
MEC	721,238	614,393	587,965
Eliminations(3)	(336,818)	(230,649)	(185,984)

	$606,342	$658,456	$634,946

Cash dividends declared per share	$0.60	$0.60	$0.60

Basic and diluted earnings per share from continuing operations	$0.40	$0.95	$1.99

Basic and diluted earnings (loss) per share	$(0.07)	$0.82	$1.24

46    MI Developments Inc.      2008

Year Ended December 31, 2008(8)	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$54,035	$55,299	$55,312	$54,495	$219,141
MEC(1),(2)	230,828	167,390	82,323	115,369	595,910
Eliminations(3)	(8,108)	(8,643)	(10,163)	(13,652)	(40,566)

	$276,755	$214,046	$127,472	$156,212	$774,485

Income (loss) from continuing operations:
Real Estate Business(4)	$30,984	$26,268	$42,821	$32,574	$132,647
MEC(1),(2),(5),(6)	(7,373)	39	(27,273)	(78,272)	(112,879)
Eliminations(3)	266	54	(763)	(642)	(1,085)

	$23,877	$26,361	$14,785	$(46,340)	$18,683

Net income (loss):
Real Estate Business(4)	$30,984	$26,268	$42,821	$32,574	$132,647
MEC(2),(5),(6)	(25,416)	973	(26,080)	(87,169)	(137,692)
Eliminations(3)	1,029	800	(36)	36	1,829

	$6,597	$28,041	$16,705	$(54,559)	$(3,216)

Basic and diluted earnings (loss) per share from continuing operations	$0.51	$0.56	$0.32	$(0.99)	$0.40

Basic and diluted earnings (loss) per share	$0.14	$0.60	$0.36	$(1.17)	$(0.07)

Year Ended December 31, 2007(8)	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$44,758	$46,082	$47,316	$51,391	$189,547
MEC(1),(2)	254,217	168,031	82,151	115,224	619,623
Eliminations(3)	(4,862)	(5,082)	(5,392)	(7,203)	(22,539)

	$294,113	$209,031	$124,075	$159,412	$786,631

Net income (loss) from continuing operations:
Real Estate Business(4)	$23,671	$21,492	$27,413	$37,735	$110,311
MEC(1),(2),(5),(6)	35,496	5,476	(26,149)	(24,102)	(9,279)
Eliminations(3)	(34,844)	(18,431)	(1,816)	(178)	(55,269)

	$24,323	$8,537	$(552)	$13,455	$45,763

Net income (loss):
Real Estate Business(4)	$23,671	$21,492	$27,413	$37,735	$110,311
MEC(2),(5),(6)	33,604	3,663	(29,203)	(26,826)	(18,762)
Eliminations(3)	(33,992)	(17,600)	(1,028)	580	(52,040)

	$23,283	$7,555	$(2,818)	$11,489	$39,509

Basic and diluted earnings (loss) per share from continuing operations	$0.50	$0.18	$(0.01)	$0.28	$0.95

Basic and diluted earnings (loss) per share	$0.48	$0.16	$(0.06)	$0.24	$0.82

MI Developments Inc.      2008    47

(1)
Excludes MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Seasonality"). For other factors affecting the variability in MEC's quarterly and annual revenues and operating results, refer to "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Revenues".

(3)
Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 23 to the consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)
The Real Estate Business' results for 2008 include (i) a $3.9 million ($2.6 million net of current income taxes) gain in the first quarter in relation to the termination of a lease agreement with Magna (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), (ii) net recoveries of $0.3 million ($0.2 million net of current income taxes) and $0.9 million ($0.6 million net of current income taxes) in the first and fourth quarters, respectively, of costs incurred in connection with the Greenlight Litigation (see "SIGNIFICANT MATTERS — Greenlight Litigation"), (iii) $4.3 million ($3.2 million net of current income taxes), $1.2 million ($0.9 million net of current income taxes) and $1.9 million ($1.4 million net of current income taxes) of costs incurred in the second, third and fourth quarters, respectively, in connection with the reorganization proposals and the exploration of alternatives in respect of MID's investments in MEC (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Reorganization Proposals"), (iv) a $0.5 million ($0.3 million net of future income taxes) non-cash write-down of long-lived assets in the second quarter (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), (v) a $1.0 million bonus payment to MID's departing CEO (see "SIGNIFICANT MATTERS — Changes to Chief Executive Officer and Board of Directors"), (vi) current and future income tax recoveries of $8.7 million and $3.8 million, respectively, in the third quarter, and $0.5 million and $0.9 million, respectively, in the fourth quarter due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Income Taxes"), (vii) a $0.9 million current tax recovery, offset by an equal future tax expense, in the third quarter resulting from the internal restructuring of one of the Real Estate Business' U.S. operating entities and (viii) a $1.8 million foreign exchange gain driven primarily by the impact of the strengthening of the U.S. dollar against various currencies in the fourth quarter of 2008 (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Foreign Exchange Gains"). The Real Estate Business' results for 2007 include (i) $0.1 million in each of the first three quarters of costs associated with the Company's defence against the Greenlight Litigation, (ii) gains of $0.6 million and $7.1 million in the first and fourth quarters, respectively, realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) $2.0 million ($1.2 million net of $0.2 million of current income taxes and $0.6 million of future income taxes) of costs recognized in the second quarter associated with the Company's Hurricane Katrina donation, (iv) a $2.1 million expense ($1.5 million net of current income taxes) and $0.1 million expense in the second and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID's investments in MEC, (v) a $1.4 million gain in the second quarter ($1.0 million net of income taxes) on the disposal of an income-producing property in Europe, (vi) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 in relation to an asset sale in a prior year and (vii) future tax recoveries of $1.6 million and $3.8 million realized in the third and fourth quarters, respectively, from the reduction in the future tax rates and changes in tax legislation in certain countries in which the Real Estate Business operates. The Real Estate Business' results for 2006 include (i) a $0.7 million recovery ($0.4 million net of current income taxes) under the Company's insurance policy of costs incurred in association with the Greenlight Litigation, (ii) a $1.9 million gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) a $2.1 million future tax recovery from the reduction in the Canadian future tax rate, (iv) a $2.4 million expense ($1.7 million net of current income taxes) in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (v) $0.3 million of depreciation ($0.2 million net of income taxes) recognized upon reclassifying a property previously held for sale as an income-producing property.

(5)
MEC's income (loss) from continuing operations and net income (loss) for 2008 include (i) a $2.0 million gain ($1.1 million net of related minority interest impact) recognized in the first quarter related to a racing services agreement at The Meadows (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Other Gains (Losses), Net"), (ii) non-cash write-downs of $5.0 million and $5.1 million ($2.7 million and $2.7 million net of related minority interest impact) in the first and fourth quarters, respectively, of a property held for sale (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"), (iii) a $24.3 million gain ($13.1 million net of related minority interest impact) recognized in the second quarter on the sale of excess real estate to a subsidiary of Magna (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") (iv) a $0.4 million dilution loss in the second quarter in relation to MEC's issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements and (v) $115.7 million ($44.2 million net of related income tax and minority interest impact) of non-cash write-downs of long-lived and intangible assets (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Write-down of Long-lived and Intangible Assets"). MEC's income (loss) from continuing operations and net income (loss) for 2007 include (i) a $31.1 million gain ($32.4 million including the related income tax impact) on the sale of MEC's interests and rights in two real estate properties to MID in the first quarter (such gain is eliminated from MID's consolidated results), (ii) a $17.6 million gain on the sale of MEC's interests and rights in a real estate property to MID in the second quarter (such gain is eliminated from MID's consolidated results), (iii) a $1.4 million ($0.8 million after the related minority interest recovery) non-cash write-down of MEC's long-lived assets in the third quarter and (iv) a $3.5 million dilution loss in relation to the FEL Equity Investment in the fourth quarter (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). MEC's income from continuing operations and net loss for 2006 include

48    MI Developments Inc.      2008

  (i) a gain of $2.9 million ($1.7 million after related income taxes and minority interest expense) on the sale to Magna of a property held for sale, (ii) a $115.2 million gain ($67.3 million after the related minority interest expense) on the sale of The Meadows, and (iii) the impact of non-cash write-downs of MEC's long-lived assets of $77.4 million ($45.3 million after the related minority interest recovery).

(6)
MEC's income (loss) from continuing operations and net income (loss) are net of minority interest and dilution gains and losses arising from MEC's issuance of shares of MEC Class A Stock from time to time. See "MID CONSOLIDATED RESULTS OF OPERATIONS — Other Gains (Losses), Net" and "MID CONSOLIDATED RESULTS OF OPERATIONS — Minority Interest in MEC".

(7)
MEC's net income (loss) for 2008 includes (i) non-cash write-downs, included in discontinued operations, of $32.3 million and $16.0 million ($17.4 million and $8.6 million net of related minority interest impact) in the first and fourth quarters, respectively, related to long-lived assets at Magna Racino™ and Portland Meadows ("MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Discontinued Operations"), (ii) a $0.5 million gain ($0.3 million net of related minority interest impact) in the third quarter, included in discontinued operations, from the disposition of Great Lakes Downs (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and (iii) a $3.1 million tax recovery ($1.7 million net of related minority interest), included in discontinued operations, in the third quarter from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions. MEC's net loss for 2006 includes (i) a gain of $1.5 million ($0.6 million after related income taxes and minority interest expense) included in discontinued operations related to the sale of a restaurant and related real estate in the United States, (ii) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club of $1.2 million ($0.7 million after related minority interest recovery), and (iii) a gain of $20.9 million ($12.2 million after the related minority interest expense) included in discontinued operations on the disposition of the Fontana Golf Club.

(8)
Quarterly data is unaudited.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in MEC's Chapter 11 process, including the auction of MEC's assets, and the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

MI Developments Inc.      2008    49